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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FORM 10-SB12G/A#2
                                 Amendment No. 2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             SMALL BUSINESS ISSUERS
                       UNDER SECTION 12 (b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number: 000-28585

                              WOLFSTONE CORPORATION
                             ----------------------
                 (Name of Small Business Issuer in its charter)


          Nevada                                            68-0427395
          ------                                            ----------
(State or other jurisdiction                        (IRS Employer Identification
    of incorporation or                                       Number)
      organization)

18826 North Lower Sacramento                               (209) 334-6717
----------------------------                                --------------
          Road                                        (Issuers Telephone Number)
          ----
        Suite E
  Woodbridge, CA 95258
  --------------------
 (Address of principal
   executive offices)

       Securities to be registered pursuant to section 12 (b) of the Act:
       ------------------------------------------------------------------

                    Title of each class to be registered:NONE
         Name of each exchange on which each class is to be registered:
                                      NONE

Securities to be registered pursuant to section 12 (g) of the Act:

                      Title of each class to be registered:
         Name of each exchange on which each class is to be registered:

                         Common stock, $0.001 par value
                         ------------------------------
                      Wolfstone Corporation, Symbol (WSCO)

                                        1


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                                FORM 10-SB12G/A#2
                                TABLE OF CONTENTS
                                  ALTERNATIVE 3

ITEM     SUB-ITEM      DESCRIPTION                                         PAGE
PART 1.

ITEM 1.                DESCRIPTION OF BUSINESS                                5
          1:1          Forward-Looking Statements                             5
          1:2          Business Development                                   6
          1:3          Business of Issuer                                     8
          1:4          Reports To Security Holders                           40

ITEM 2.                MANAGEMENT'S DISCUSSION AND                           40
                       ANALYSIS OR PLAN OF OPERATION
          2:1          Plan of Operation                                     40
          2:2          Management's Discussion and                           42
                       Analysis of Financial Condition
                       and Results of Operations

ITEM 3.                DESCRIPTION OF PROPERTY                               53
          3:1          Location and Condition of                             53
                       Property

          3:2          Investment Policies                                   59
          3:3          Description of Real Estate and                        59
                       Operating Data

ITEM 4.                SECURITY OWNERSHIP OF MANAGEMENT                      59
                       AND CERTAIN SECURITY HOLDERS
          4:1          Security Ownership of Certain                         59
                       Beneficial Owners
          4:2          Security Ownership of Management                      61
          4:3          Changes in Control                                    63

ITEM 5.                DIRECTORS, EXECUTIVE OFFICERS,                        63
                       PROMOTERS AND CONTROL PERSONS
          5:1          Directors and Officers                                63
          5:2          Significant Employees                                 68


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          5:3          Family Relationships                                  69
          5:4          Involvement in Legal Proceedings                      69

ITEM 6.                EXECUTIVE COMPENSATION                                69
          6:1          General                                               69
          6:2          Summary Compensation Table                            70

ITEM 7.                CERTAIN RELATIONSHIPS AND RELATED                     71
                       TRANSACTIONS
          7:1          Previous Two Years                                    71
          7:2          Exempt                                                72
          7:3          Parent Company                                        72
          7:4          Transactions with Promoters                           72

ITEM 8.                DESCRIPTION OF SECURITIES                             72
          8:1          Common or Preferred Stock                             72
          8:2          Debt Securities                                       73
          8:3          Other Securities                                      73

PART 11.                                                                     73

ITEM 1.                MARKET PRICE OF AND DIVIDENDS ON                      73
                       THE REGISTRANTS COMMON EQUITY AND
                       OTHER SHAREHOLDER MATTERS
          1:1          Market Information                                    73
          1:2          Holders                                               75
          1:3          Dividends                                             75

ITEM 2.                LEGAL PROCEEDINGS                                     76
          2:1          Pending Legal Proceeding                              76
          2:2          Government Authority                                  76
                       Contemplating

ITEM 3.                CHANGES IN AND DISAGREEMENTS WITH                     76
                       ACCOUNTANTS
          3:1          Accountant Dismissed                                  76
          3:2          Accountant Disclosures                                76



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          3:3          Detail of Subject Matter                              76
          3:4          Discussions with Board of                             76
                       Directors
          3:5          Accountant Authorized to Issue                        76
                       Subsequent Report

ITEM 4.                RECENT SALES OF UNREGISTERED                          77
                       SECURITIES
          4:1          Date, Title and Amount Sold                           77
          4:2          Underwriters                                          78
          4:3          Offering Price                                        78
          4:4          Exemption Applied                                     79
          4:5          Conversion Terms                                      79
          4:6          Report Items                                          79

ITEM 5.                INDEMNIFICATION OF DIRECTORS AND                      79
                       OFFICERS

PART F/S                                                                     81
ITEM 1.                FINANCIAL STATEMENTS                                  81
PART 111.                                                                   121
ITEM 1.                INDEX TO EXHIBITS                                    121
ITEM 2.                DESCRIPTION OF EXHIBITS                              121
SIGNATURES                                                                  122



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ITEM 1. DESCRIPTION OF BUSINESS

1:1 Forward-looking Statements

         Certain statements made in this Registration Statement are "forward-looking statements" regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Wolfstone Corporation, a Nevada corporation (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements the forward-looking statements made in this Report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving the growth and expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements: our ability to maintain our rights in our oil and gas interests and properties; our ability to obtain acceptable forms and amounts of financing to fund planned prospect acquisition, exploitive drilling programs, marketing and other expansion efforts; the global market for oil and gas; and the ability to engage the services of suitable energy industry service providers.

         Although we believe that our assumptions underlying the forward-looking statements are reasonable, some of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Report, particularly in view of our early stage of operations, inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

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         In summary, forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

1:2 Business Development

         Wolfstone Corporation (the "Company") was originally incorporated in the State of Nevada on November 6, 1998 for the purpose of becoming an independent oil and gas company. On February 23, 1999 we merged with Integrated Direct, Inc., a publicly traded Delaware corporation that had been dormant since 1994.

         Subsequent to this merger, we acquired a wholly owned subsidiary, Texas International Petroleum, Inc., a Texas corporation, who in turn acquired Subsurface Energy, Inc., a Texas corporation.

Acquisitions

         On April 3, 1999, we acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation, (referred to herein as "TIP"), in exchange for 2,000,000 shares of our $0.001 par value common stock valued at $25.25 per share and 2,000 shares of our $0.001 par value Class B Preferred Stock valued at $40 per share. The Class B Preferred Shares are convertible, have voting privileges and will pay a 5% dividend per annum. As further consideration, we issued a non- interest bearing note for $190,000 to Southwin Financial, Ltd, a major shareholder of TIP, in exchange for organizational services. The total value of the transaction was $50,513,541, which was based upon valuation by licensed petroleum geologists. The properties we acquired through this purchase are located primarily in the Counties of Edwards and Pecos, in the State of Texas, and involve approximately 1,939 acres. In determining the fair value of our common and preferred stock, the party's relied upon the stated par value of the securities, agreement between the party's as to the value and acquisition letters of intent for proven oil and gas reserves that could ultimately give greater value to our shares.

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         On April 9, 1999, we acquired, through our wholly owned subsidiary TIP,
100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface") in exchange for 1,604,797 shares of TIP's $20.00 par value Class A preferred stock and 5,000 shares of our $0.001 par value cumulative Class B preferred stock valued at $40 per share. The preferred shares of TIP will pay a 6% dividend per annum and are convertible at the rate of one to one any time after issuance to restricted rule 144 common shares of our $0.001 par value common stock. Our preferred shares will pay a 5% dividend per annum and are convertible at the rate of three to one any time after issuance to restricted rule 144 common shares of our $0.001 par value common stock. The total value of this transaction is based upon the evaluation of Subsurface's proven producing reserves at $32,095,940 and $478,000 for certain oil field equipment, resulting in a total value of $32,573,940. Licensed petroleum geologists and geophysicists of Nova Petroleum Resource Co. of Dallas, Texas, based the total value of Subsurface upon evaluation of its oil and gas reserves. 15 oil and gas leases and 26 oil and gas wells in the State of Texas that Subsurface owns or controls represent these reserves. In addition, we have agreed to buy back a maximum of $212,500 of our common stock issued as a result of this transaction for $20 per share in the event the owner who acquired our shares through this specific transaction has been unable to sell its stock in the marketplace within 16 months from the date of conversion. In determining the fair value of our common and preferred stock, the party's relied upon the stated par value of the securities, agreement between the party's as to the value and acquisition letters of intent for proven oil and gas reserves that could ultimately give greater value to our shares.

Additional Acquisitions

         The State of Texas is currently our target area for locating additional oil and gas reserves for potential acquisition. Several members of our Board of Directors have experience in the oil and gas industry and have been residents of Texas for many years. As a result these directors have many contacts in Texas, and we are utilizing the abilities of these specific directors to develop a network in Texas through which we hope several acquisitions in this state will originate over the next 12 months.

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Additional Agreements

         On March 31, 1999, prior to its acquisition by us, TIP issued 10,102,696 shares of its $0.001 par value common stock in exchange for an assignment of oil, gas and mineral leases from Southwin Financial, Ltd. The leases consist of approximately 1,939 acres and are located in Edwards County and Pecos County, Texas.

1:3 Business of Issuer

         We are an independent oil and gas company in the development stage. We plan to engage in the exploitation and development of oil and gas reserves. Through our wholly owned subsidiary TIP and its wholly owned subsidiary Subsurface, we control several gas & oil reserves. Currently, our reserves are limited to the State of Texas. However, our intent is to consider quality, producing reserves in any locale where such acquisitions can benefit and not jeopardize our operations and our shareholders. We are primarily interested in reserve properties that have active producing wells.

         We control three gas & oilfields in Texas that are considered proven, developed, and producing properties ("PDP"). We intend to continue in our efforts to acquire valuable, producing PDP properties. A key component in this effort is our Board of Directors, many of whom are long time residents of Texas with knowledge and experience in the oil and gas business. Management intends to utilize these members as a network building force to locate possible acquisitions of such quality, purchase prices and terms as being beneficial to our growth without incurring heavy debt or equity dilution. In addition, through extensive research and various meetings with landowners in Texas, we have discovered that there are many undervalued properties throughout Texas with ownership that is not associated with oil and gas development. In speaking with some of these owners, they have indicated an interest in the exchange of their positions for an equity position in other entities or ventures. This has presented us with several opportunities for evaluation, and in some cases, potential acquisition. During the next twelve months, our management will be traveling throughout Texas to meet with potential acquisition candidates, develop new relationships with current landowners and follow up on opportunities presented through our Board of Directors.

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Definitions

         The definitions set forth below shall apply to the indicated terms as used in this 10SB12G. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

"AMI" means area of mutual interest.

"Bbl" means one stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

"Bcf" means billion cubic feet.

"BOE" means barrels of oil equivalent, converting volumes of natural gas to oil equivalent volumes using a ratio of six Mcf of natural gas to one Bbl of oil.

"BOPD" means barrels of oil per day. Btu. British thermal unit, which is the heat required to raise the temperature of a one- pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

"Completion" means the installation of permanent equipment for the production of oil or gas.

"Developed Acreage" means the number of acres that are allocated or assignable to producing wells or wells capable of production.

"Development Well" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

"Dry Hole" or "Dry Well" means a well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

"Exploratory Well" means a well drilled to find and produce oil or gas reserves not classified as proved, to find a new production reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

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"Farm-In" means an agreement pursuant to which the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in."

"Field" means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

"Finding costs" means the total costs incurred in oil and gas acquisition, exploration and development activities and capitalized interest divided by total reserve additions, including purchases of minerals in place, extensions, discoveries, revisions and other additions.

"Gas" means natural gas.

"Gross" when used with respect to acres or wells, refers to the total acres or wells in which we have a working interest.

"Infill Drilling" means drilling of an additional well or wells provided for by an existing spacing order to more adequately drain a reservoir.

"Liquids" means crude oil, condensate and natural gas liquids.

"MBbl" means thousand Bbls.

"MBOE" means thousand BOE.

"Mcf" means thousand cubic feet.

"Mcf/d" means one thousand cubic feet per day.

"Mcfe" means one thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

"MMBbls" means one million barrels of crude oil or other liquid hydrocarbons.

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"MMBOE" means million BOE.

"MMBtu" means one million British Thermal Units. British Thermal Units means that quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

"MMcf" means million cubic feet.

"Mmcfe" means one million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

"MMS" means Mineral Management Service of the United States
Department of the Interior.

"Net" when used with respect to acres or wells, refers to gross acres or wells multiplied, in each case, by the percentage working interest owned by us.

"Net Production" means production that is owned by us less royalties and production due others.

"NGL" means natural gas liquid.

"Oil" means crude oil and condensate.

"Operator" means the individual or company responsible for the exploration, development and production of an oil or gas well or lease.

"Present Value or PV10" when used with respect to oil and gas reserves, means the estimated future gross revenues to be generated from the production of proved reserves calculated in accordance with the guidelines of the SEC, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation (except to the extent a contract specifically provides otherwise), without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10 percent.

"Productive Wells" or "Producing Wells" consist of producing wells and wells capable of production, including wells waiting on pipeline connections.

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"Proved Developed Reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"Proved Reserves" means the estimated quantities of crude oil, natural gas and NGLs which upon analysis of geological and engineering data appear with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas and NGLs, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors; (C) crude oil, natural gas, and NGLs, that may occur in undrilled prospects; and

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(D) crude oil, natural gas and NGLs that may be recovered from oil shales, coal, gilsonite and other such reserves.

"Proved Undeveloped Reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"Recompletion" means the completion for production of an existing well bore in another formation from that in which the well has been previously completed.

"Reserves" means proved reserves.

"Reservoir" means a porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separated from the reservoirs.

"Royalty" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

"2-D seismic" means an advanced technology method by which a cross section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

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"3-D seismic" means an advanced technology method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

"Undeveloped Acreage" means lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

"Updip" means a higher point in the reservoir.

"Working Interest" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties.

"Workover" means operations on a producing well to restore or increase production.

Business Strategy

         Our objective is to increase our reserves, production, cash flow and earnings utilizing a program of (i) exploitation and development of acquired properties, and (ii) strategic acquisitions of Proved Reserves.

         The following are key elements of our strategy:

         Identifying acquisition opportunities that provide significant development and exploratory drilling potential;

         Exploiting and developing our reserve base;

         Capitalizing on advanced technology to identify and exploit projects; and

         Emphasizing a low overhead and operating cost structure.

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         As of December 31, 1999, we had estimated net proved reserves of approximately 11.2 MMBbls of oil and 66.9 Mcf of natural gas, or an aggregate of 22,360,300 BOE with a PV-10 of $92,266,623 million. None of these reserves were classified as proved developed. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

         We prefer to acquire properties over which we can exercise operating control. As of December 31, 1999, we operated 26 gross productive wells (20.8 net productive wells) and these operated properties represented approximately 100% of our proved developed PV-10 and 1% of our PV-10 attributable to total proved reserves as of such date. Our emphasis on controlling the operation of our properties enables us to better manage expenses, capital allocation and other aspects of development and exploitation. Our proved oil and gas properties are located in more than 18 fields/areas in the Permian Basin and West Texas region. 100% of the PV-10 of total proved reserves is concentrated in three principal fields/areas located in the Permian Basin. The Permian Basin is characterized by complex geology with numerous known producing horizons and provides significant opportunities to increase reserves, production and ultimate recoveries through development, exploratory drilling utilizing horizontal drilling techniques, recompletions, secondary and tertiary recovery methods, and the use of 3-D seismic technology.

Acquisition Strategy

         We regularly pursue and evaluate acquisition opportunities (including opportunities to acquire oil and gas properties or related assets or entities owning oil and gas properties or related assets and opportunities to engage in mergers, consolidations or other business combinations with entities owning oil and gas properties or related assets) and at any given time may be in various stages of evaluating these opportunities.

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         These stages may take the form of internal financial and oil and gas property analysis, preliminary due diligence, the submission of an indication of interest, preliminary negotiations, negotiation of a letter of intent, or negotiation of a definitive agreement. While we are currently evaluating a number of potential acquisition opportunities (some of which would be material in size to us), we have not signed a letter of intent with respect to any other material acquisition and currently we have no assurance of completing any particular material acquisition or of entering into negotiations with respect to any particular material acquisition.

Industry

Current Operating Environment

         The oil and gas industry is affected by many factors that we typically cannot control. Crude oil prices are generally determined by global supply and demand. After sinking to a five- year low at the end of 1993, oil prices reached their highest levels since the 1990 Persian Gulf War during fourth quarter 1999 and January 2000, with crude oil prices heading toward $30 per barrel. Crude oil prices ranged from $17 to $20 during most of 1997, and then declined to a $16 average in December 1997. Crude oil prices continued to decline throughout 1998, dropping to a West Texas Intermediate posted price of $8.00 per barrel in December 1998, the lowest level since 1978. This decline, which was caused by low demand, as well as the failure of OPEC at its November 1998 meeting to further reduce production quotas, presented us with the opportunity to make certain strategic acquisitions, including the TIP acquisition in April 1999.

         Natural gas prices are influenced by national and regional supply and demand, which is often dependent upon weather conditions. Natural gas competes with alternative energy sources as a fuel for heating and the generation of electricity. Generally because of colder weather, storage concerns, and U.S. economic growth, prices remained relatively high during most of 1996 and 1997, reaching their highest levels since 1985. Gas prices declined, however, in December 1997, remained lower throughout 1998, primarily because the winters of 1997-1998 and 1998-1999 were abnormally mild in the central and eastern United States. Colder weather this past winter has returned prices to the 1996 and 1997 levels.

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Cautious Optimism Key for Texas Energy Industry in 2000

         Citing the latest industry analyst reports from Wall Street and recently released data from the U.S. Department of Energy, the Texas State Railroad Commission, which oversees the commission that regulates the oil and gas industry in Texas, where we presently do all of our business, recently reported that a dose of cautious optimism is in order for the Texas oil and gas industry in 2000.

         According to the commission, the Texas energy industry is experiencing its most favorable market environment in the past two years with market indicators such as investment, prices and demand steadily increasing. A Salomon Smith Barney survey released earlier this year indicated that North American exploration and production spending is expected to rise by 14.5 percent over 1999 levels. And according to a year-end Arthur Andersen survey, almost two-thirds of oil and gas executives plan to increase spending for exploration in the United States in 2000 - compared to just 29 percent who planned increased investment one year ago; moreover, large independents rank the onshore Gulf Coast as having the greatest potential for new natural gas discoveries, behind only deep-water Gulf of Mexico and Alaska.

         According to the Salomon Smith Barney survey, an average oil price of over $19 a barrel for crude oil was expected in 2000. In addition, Paine Webber's December 1999 Exploration and Production Company Update reported OPEC directors' goal to extend the current production accord beyond its March 2000 expiration date, noting OPEC's goal of maintaining price stability. In fact, oil prices during late spring 2000 have increased to over $30 a barrel.

Opportunities for Natural Gas Producers

         Texas Railroad Commissioner Tony Garza and Rebecca Roberts, Chair of the Subcommittee of the National Petroleum Council (NPC) Committee on Natural Gas, recently presented the NPC's natural gas report to the Senate Natural Resources Committee.

         The NPC report, "Meeting the Challenges of the Nation's Growing Natural Gas Demand," recommends the development of a national strategy in order to meet an anticipated 29 TCF annual demand for natural gas by 2010.

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         According to the NPC report, demand will increase by 32% between 1998 and 2010. The study estimates an increase in demand from 22 TCF annually to 29 TCF by 2010 and to levels exceeding 31 TCF by 2015. Almost 50% of the 7 TCF increase will come from electricity generation. While there's adequate supply to meet the increasing demand, the study emphasizes that reaching and producing the resource will become more difficult. The NPC calls for increasing research and technology development while also assessing the impact of environmental regulation on natural gas supply and demand.

Global Demand for Oil is Increasing and Markets are Getting Tighter

         Global demand for oil increased much faster than supplies at the end of last year, pinching inventories and driving up prices as buyers hoarded crude ahead of feared Y2K-related disruptions, according to a report by the International Energy Agency ("IEA"). Signs that OPEC will extend its production cuts in output beyond March have added to upward pressure on oil prices. Prices for the benchmark oils of Europe and the United States rose by more than 4 % in December and surged further. West Texas Intermediate crude in the US increased to $ 30 a barrel, a level not seen since the January 1991 outbreak of the Gulf War.

         The report stated that the market needs more oil now. But non-OPEC supply is growing only slowly in response to the price rises of the last nine months. World demand for oil swelled to "an extremely strong" 77.3 mm bpd in the fourth quarter of 1999, exceeding available stockpiles by 3.1 mmbpd. The Paris-based IEA is part of the Organization for Economic Cooperation and Development, a group of the world's richest countries.

         Demand should ease slightly, it said, as buyers work through inventories they built up as a precaution against Y2K-related supply interruptions. And economic growth seems to be offsetting the economic impact of higher oil prices in much of the world.

The Difficulty of Accurately Forecasting the Direction of Oil Prices

         The factors that have produced the current spike in oil prices -- renewed Asian economic strength, vigorous production discipline by oil-producing nations, and booming world-wide demand -- underscore the tremendous difficulty of accurately forecasting the direction of oil prices over even the medium term, Standard & Poor's says in a comprehensive industry report released.

         Oil prices have jumped more than 150% since January 1999 on a confluence of factors, including a reversal of Asia's economic woes, renewed political determination in oil-producing nations to control prices and the impact of structural changes, such as mergers, on both the upstream and refining industries, the report stated.

Demand for Crude Expected to Increase from 74.9 mm to 112.4 mm bpd by 2020

         World demand for crude oil is expected to increase from the current
74.9 mm bpd to 112.4 mm bpd by 2020 led by a jump in transportation fuel use, a U.S. government energy agency predicted. Supply will be able to keep pace with demand over the next two decades, as oil production is also forecast to increase from the current 73.6 mm bpd to 112.1 mm bpd in 2020, the Energy Information Administration ("EIA") said in its annual long-term energy outlook.

         Even though oil prices have more than doubled since the beginning of 1999 to around $ 23 a barrel, average world crude oil prices are forecast to be $ 22.04 a barrel in 1998 dollar or $ 36 a barrel in nominal dollar by 2020, said the EIA, which is the statistical arm of the Energy Department.

         Oil prices will be kept in check due to increased oil production encouraged by short-term higher energy prices, lower long-term economic growth for the Pacific Rim and more offshore oil production due to better drilling technology.

         Output from the OPEC is forecast at 55.5 mm bpd in 2020, almost double OPEC's average 29.3 mm bpd expected. The EIA said it assumes United Nations sanctions against OPEC member Iraq to limit that country's oil exports will remain in place until 2002.

         Once those sanctions are lifted, Iraq's oil production is expected to reach 4 mm bpd within two years and 6 mm bpd within a decade, the agency said. Outside the Gulf, oil production is forecast to increase in the offshore regions of OPEC members Nigeria, Algeria and Venezuela, the EIA said. Non-OPEC oil production is seen rising from the current 44.3 mm bpd to 56.6 mm bpd in 2020, 1 mm bpd more than the EIA forecast in 1998. Production from the Caspian Sea region is expected to reach 6 mm bpd and oil output in the North Sea and the offshore regions of West Africa is also forecast to expand. Both Brazil and Colombia are expected to produce 1 mm bpd early in the next decade, and production in Mexico and Canada is also likely to increase, the EIA said.

Power Generation will be Fastest-Growing Market for Natural Gas

         Electricity generation will be the fastest-growing market for natural gas over the next 15 years as the nation's independent power generators (IPGS) look to gas to help fuel an unprecedented 13-fold increase in market share, according to an Electric Generation Sector Summary ("GRI") study.

         The 1999 GRI's annual snapshot of trends and issues in electric markets-projects IPGs will increase their share of the electricity generating market from 3 % in 1997 to 27 % in 2015. The expanded market share reflects the continued divestiture of generating assets by central utilities to independent power generators and the completion of new IPG-owned generating capacity.

         Natural gas will be a major beneficiary of the changing electric industry dynamics. Consumption of gas for electricity generation is projected to nearly double, from 5.6 quads in 1997 to 10.3 quads in 2015. In fact, nearly half of the increase in total U.S. gas demand projected by GRI between 1997 and 2015 (from 22.6 quads to 32.2 quads) will come from use of gas for electricity generation.

         Gas-fired distributed generation and small power applications have the potential to make significant inroads to serve the market's growing need for electric transmission and distribution system management and on-site generation, the study concludes.

         Both applications are being increasingly seen as viable solutions to concerns about the electricity generating industry's ability to meet generation requirements and ensure adequate transmission facilities. Despite the positive outlook for natural gas, the study sounds several cautionary notes for the gas industry.

         -- The gas industry, equipment suppliers and other market players must be ready to offer low-cost services and more efficient, inexpensive end-use technologies to offset declines in electricity prices. This lower-price scenario will be achieved through cost reductions and efficiency improvements that are anticipated as the electric industry restructures.

         -- The gas industry should exploit market opportunities where higher peak-time electricity prices may give an advantage (e.g., gas cooling, peak-shaving generating technologies, and distributed generation applications). -- The gas industry will need to capitalize on the environmentally benign features of gas generation and develop even more efficient emission-reduction technologies to capture the projected larger market share for new power generation.

         -- Pipeline and storage capacity will need to be expanded to meet the reliability and low-cost needs of electric generators. This will be particularly important with the anticipated strong growth in combustion-turbine and combined-cycle generating capacity anticipated from merchant power plant construction in the near term.

         GRI's study cites other major trends in electricity markets, including projections that:

         -- The entire energy market will evolve from one in which local electric companies and natural gas utilities sell a limited menu of monopoly services to one in which energy service companies (ESCOS) and other marketers compete to provide energy along with conservation and load management services.

         -- Existing and proposed environmental regulations are likely to tighten emissions limits for electric generators significantly in the coming decades. When combined with electric industry restructuring, these changes create an atmosphere of uncertainty. The need to avoid risk and accelerate capital recovery is likely to benefit natural gas in both the short and long term.

         -- Markets will be defined by a Btu of energy service rather than by a KW-hour of electricity or an million of natural gas. This shift will put pressure on both electricity and gas commodity prices and equipment prices. -- In selected states there is a growing movement to block or slow restructuring because of concerns about sharing cost savings, the possibility of rate increases for some customer classes, service reliability, and the recovery of stranded investment.

A Positive Outlook Over the Near Term

         Over the last year, refining and marketing companies have been operating at the trough of the cycle as market factors such as volatile crude oil prices, lower-than-expected demand for refined products and high product inventory levels resulted in reduced earnings, operating margins and cash flows. Despite these factors, analysts at Duff & Phelps Credit Rating Co. (DCR) believe that the current state of the downstream sector, coupled with improving market fundamentals, support a positive outlook for refiners and marketers over the near term.

         The beginning of last year was characterized by historically low crude oil prices and rising refined product inventory levels as refiners took advantage of the reduced raw material costs to build and store products, principally gasoline and distillates. Additionally, a warmer-than-expected winter reduced distillate demand resulting in record low refining margins during the first quarter of last year. While unscheduled production outages, primarily on the West Coast, during the summer driving season improved margins somewhat at midyear, the dramatic rise in crude prices through yearend caused a further deterioration of industry margins.

         In light of this situation, refiners implemented various strategies such as price increases, reductions in inventory levels and production cutbacks that should result in an improved operating environment going forward. While wholesale and retail gasoline prices have risen, the increase did not keep pace with rising crude prices as a lag typically exists before refiners are able to pass on the higher raw material costs to consumers. This lag historically averages approximately three months, and barring any unexpected oil price increases,

         DCR believes the effect of higher crude prices is now reflected in the current end product market. In terms of the supply and demand balance, the actions of both refiners and consumers are also contributing to DCR's positive outlook for the sector.

         On the supply side, refiners have reduced their production output and reduced refined product inventory levels in response to the negative impact of higher crude oil prices on operating margins. Yearend gasoline and distillate inventory levels were almost 20 % lower than their 1999 highs and now stand at levels equaling their six-year seasonally adjusted lows.

         While consumption continues to be affected by outside factors such as weather, demand for both gasoline and distillates remains above their six-year historical averages. Calculated on a days of inventory on hand basis, refiners are now operating with approximately four to five days or 15-20 % less of refined product inventories than they typically have averaged for this time of year. These lower levels are similar to those recorded during the first half of 1997, a period when refining margins hit their last cyclical peak.

         The depressed market conditions throughout most of 1999 also led refiners to continue to look for ways to improve their competitiveness through the business cycle. These strategies have included operational restructurings, continued cost cuffing initiatives and divestitures of under-performing assets with proceeds being re-deployed toward expanding higher-margined, higher-growth operations.

         The result of these strategies, coupled with lower operating cost structures, should allow refiners and marketers to capitalize on the industry upturn by generating a higher and sustainable level of earnings and cash flows throughout the cycle. Though each of these fundamentals favors a positive near-term outlook for the overall refining market, issues that are still developing could affect the industry's longer-term performance.

         These developing concerns range from the cost to comply with pending new environmental regulations to the use of debt as companies continue to look at acquisitions as a means to expand and diversify their operations. However, these factors have and will continue to impact the financial performance of each company differently depending on each refiner's operating and financial strategy.

Principal Products, Services and Markets

         Our principal products are oil and natural gas, including natural gas liquid ("NGL"). We do not refine oil or gas. We supply the raw material directly through pipelines to oil refineries and natural gas energy providers. Our drilling sites are hooked up directly to a universal pipeline that supplies crude oil to oil refineries and energy producers such as Exxon, Mobil, Texaco, Shell and other major and minor refineries. These pipelines are located adjacent to and in some cases on the properties we control. This procedure also applies to our natural gas products, which is supplied to Enron and other energy companies in Texas, where demand far exceeds supply. As our production to date has been minimal, none of these major companies are currently material customers. At present we do not sell our oil and gas internationally.

         Through our TIP subsidiary, we have a substantial inventory of exploitation projects including development drilling, workovers and recompletions. Our plan is to maximize the value of our properties through development activities including in-fill drilling, waterflooding and other enhanced recovery techniques.

         According to the U.S. Department of Energy, oil provides about 40 percent of the energy Americans consume and 97 percent of our transportation fuels. The U.S. oil industry employs nearly 1.5 million people. Total remaining recoverable U.S. oil may exceed 200 billion barrels, or about 70 years worth at the current rate of consumption. Total world reserves may total 2 trillion barrels.

         The United States produces almost one-fourth of the world's total supply of natural gas, and consumes about one-third of the world's total consumption-- making it the largest natural-gas consuming region in the world. Total natural gas production in 1998 was estimated at 18.9 trillion cubic feet. About 90 percent of the natural gas used in the United States is also produced in the United States. The exploration and production sectors of the natural gas and oil industries employ about 314,000 people.

         More homes in the United States are heated by natural gas than any other energy source. According to the U.S. Department of Energy, some 58 million American homes currently receive natural gas service. And, the share of single-family homes being built to receive gas service has increased over the past decade--from 38 percent in 1984 to 66 percent in 1995. That year, the latest for which data are available, natural gas was the most economical source for residential energy needs, costing one-fourth as much as electricity.

         Natural gas provides about 25 percent of the energy Americans consume. New high technology gas turbines convert 60 percent of a fuel's energy into electricity during combined-cycle (gas and steam) operation-- a breakthrough in electric power generation efficiency. Industry consumes about 43 percent of the natural gas used in the United States every year, making it the largest consumer of natural gas. The residential sector consumes about 27 percent; the commercial (business) sector, 16 percent; and 14 percent is used to generate electricity. Natural gas can be used with other ingredients to make plastic, paint, fertilizer for crops, anti-freeze for cars, paper, building materials, fabrics and many other products.

Key Factors In Production Process

Rigging, Drilling and Pumping

         There are three key factors in our production of oil and gas, which we currently limit to shallow well fields (less than 1500' deep).

         The first key factor is the rigging process, where traditional methods are utilized in the erecting and maintenance of the rig.

         The second key factor is the drilling process, where once again traditional methods are used, in part because drilling is limited to shallow fields only. We currently use Duddley Drilling and Hayhurst Brothers, both from Abilene, Texas, and Smalley Drilling Company from Albany, Texas. They typically utilize standard diesel electric drilling rigs.

         The third key factor is the pumping of the oil and gas directly into pipelines that are located on or adjacent to our properties.

         The traditional methods referred to throughout this document relate primarily to the drilling activity on the acreage we control, which will be performed by a diesel/electric powered rotary drilling rig. Independent drilling contractors with drilling equipment are available in the West Texas, West Central Texas and South Texas area. Drilling contracts are based on a cost to the operator (us) on a footage basis plus rig time or on a turnkey basis (piece rate).

         The wells to be drilled will be to depths of approximately 1500'. The time to drill these wells will be from three days to two weeks depending upon the amount of prepatory work involved in each well, including road conditions and location, pad for drilling rig and support equipment, water used in drilling, fuel for diesel engines, pipe racks for drill pipe, working pits to contain drilling mud, water and drilling hole debris.

         Traditional well completion will take from one week to thirty days depending on the depth of the well being drilled, well logs induction and density, casing and cementing, tubing, perforating, acidizing, fracturing if necessary, downhole pumps and rods if necessary, tank batteries, separation equipment and pipelines if necessary.

Production Costs

         Our production costs are limited to just extracting the oil and gas out of the ground. These costs should average approximately $6 per barrel. With current prices for crude oil approaching the $30 a barrel level, these costs represent approximately 20% of the sales price. When prices drop substantially below current levels, production stops until either the prices increase once again or new technology is developed that will lower the cost of production. Actual production costs for 1999 averaged $26 per barrel. This included one-time workover and repair costs combined with minimal production and is not considered indicative of normal production costs. Once production increases, the average costs for future years should average $6 per barrel.

         We seek to minimize our overhead and capital expenditures by subcontracting the drilling, redrilling and workover of wells to independent drilling contractors and by outsourcing other services.

         We typically compensate our drilling subcontractors on a turnkey (fixed price), footage or day-rate basis depending on our assessment of risk and cost considerations on each individual project. Our current revenue is not substantial and there are no material contracts in place. The subcontracting is done on an as- need basis, usually day to day.

Development Drilling

         Our development strategy focuses on maximizing the value and productivity of our oil and gas asset base through development drilling and enhanced recovery projects. We have budgeted approximately $3,000,000 million for exploitation and development activities for 2000. We have identified over 18 development drilling locations (including both production and injection wells) on the properties we lease in West Texas. In exploiting our producing properties, we rely upon our contracted technical staff of petroleum engineering and geological professionals and utilize the services of outside consultants on a selective basis.

Exploratory Drilling

         We do not do any exploratory drilling at this time.

Gathering and Processing of Gas

         The natural gas our wells produce is tapped into directly by the buyer. Generally, the gathering systems transport the gas from wells to a common point where it is dehydrated prior to redelivery to downstream pipelines. This gas gathering system in some cases is connected to a third party "header" system which provides access to all major interstate pipelines in the area via seven pipeline interconnects serving Midwestern, Western and Oklahoma intrastate markets.

Operating Hazards and Uninsured Risks

         Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by us will be productive or that we will recover all or any portion of our investment. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.

         The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, mechanical problems, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. Our future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on our future results of operations and financial condition.

         In addition, our use of 3-D seismic to investigate oil and gas potential of a specific site requires greater pre-drilling expenditures than traditional drilling strategies. Although we believe that our use of 3-D seismic will increase the probability of success of our wells and should reduce average finding costs through the elimination of prospects that might otherwise be drilled solely on the basis of 2-D seismic data and other traditional methods, unsuccessful wells are likely to occur. There can be no assurance that our drilling program will be successful or that unsuccessful drilling efforts will not have a material adverse effect on us.

         Although we have identified numerous potential drilling locations, there can be no assurance that such locations will ever be drilled upon or that oil or gas will be produced from them. Our operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and gas such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills. Any of the preceding risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to the properties we control. We have not experienced any of the hazards or risks described above.

Insurance

         The oil and gas industry is subject to many risks, including the risk that no commercially productive reservoirs will be discovered, or if reserves are found, that they will not be in sufficient quantities to be economical for recovery. The costs of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled because of numerous outside factors including title problems, weather conditions, mechanical problems, governmental requirements and shortages or delays in deliveries of equipment and services.

         We have risks inherent in normal oil and gas operations such as fire, natural disasters, explosions, blowouts, cratering, pipeline ruptures and spills, any of which could result in the loss of oil and gas, environmental pollution, personal injury claims and property damage. Any unsuccessful drilling activities or accidents may have an adverse effect on our future results of operations and financial condition. At present, the independent companies we retain to provide the rigging and drilling of the oil and natural gas, known as "Pumpers", maintain insurance against some, but not all, of the risks described above. We may elect in the future to self-insure in circumstances in which management believes that the cost of insurance is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our financial condition and results of operations.

Abandonment Costs

         We are responsible for payment of plugging and abandonment costs on the oil and gas properties pro rata to its working interest. Based on its experience, with the exception of offshore oil and gas properties, we anticipate that the ultimate aggregate salvage value of lease and well equipment located on its properties will exceed the costs of abandoning such properties. There can be no assurance, however, that we will be successful in avoiding additional expenses in connection with the abandonment of any of its properties. In addition, abandonment costs and their timing may change due to many factors including actual production results, inflation rates and changes in environmental laws and regulations.

Marketing Strategy

         We market all of our gas production to gas marketing firms or end users on a day-to-day basis at prevailing spot market prices. Marketing gas for its own account would expose us to the attendant commodities risk that we have chosen to avoid. Our oil and natural gas production is principally sold to pipelines, marketers, refiners and other purchasers having access to natural gas pipeline facilities near its properties and the ability to truck oil to local refineries or oil pipelines.

         There are a variety of factors which affect the market for oil and natural gas, including the extent of domestic production and imports of oil and gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and gas, the marketing of competitive fuels and the effects of state and federal regulations on oil and gas production and sales. We have not experienced any difficulties in marketing our oil or gas, in part due to the fact that demand is greater than the available supply. In addition, because supply has been restricted on the world market, the domestic price for crude oil has risen sharply during the past six months.

         The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers. We remain subject to price fluctuations for natural gas sold in the spot market due primarily to seasonality of demand and other factors beyond our control. Domestic oil prices generally follow worldwide oil prices, which are subject to price fluctuations resulting from changes in world supply and demand.

         The revenues generated by our operations are highly dependent upon the prices of, and demand for, oil and gas. The price received by us for our oil and gas production depends on numerous factors beyond our control including seasonality; the condition of the United States and world economies, particularly the manufacturing sector; foreign imports; political and economic conditions in other oil-producing and gas-producing countries; the actions of OPEC and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas could have a material adverse effect on the carrying value of our proved reserves and our revenues, profitability and cash flow. However, due to the availability of other markets and pipeline connections, we do not believe that the loss of any single crude oil or gas customer would have a material adverse effect on our results of operations.

Sales Strategy

         All of our sales take place on a day-to-day basis. We sell directly to the pipeline supplier at the current day's publicized rate. There are no negotiations. In Texas, we sell our gas to purchasers under percentage of proceeds or index-based day-to-day publicized rates.

         Under the percentage of proceeds sale, we receive a fixed percentage of the resale price received by the purchaser for sales of residue gas and natural gas liquids recovered after gathering and processing our gas. We receive between 1% and 5% of the proceeds from residue gas sales. The residue gas and natural gas liquids sold by these purchasers are sold primarily based on spot market prices. The revenue received by us from the sale of natural gas liquids is included in natural gas sales.

         Under indexed-based day-to-day contracts, the price per MMBtu we receive for our gas at the wellhead is tied to indexes published in Inside FERC or Gas Daily, and in most cases is subject to a discount to the relevant index in lieu of a gathering fee. All of our oil production is sold under market sensitive or spot price contracts to various purchasers.

         We do not currently enter into any production sales contracts.

Distribution Methods for Products and Services

         All of our oil and gas products are distributed through existing pipelines that are either on or adjacent to the properties we control. Once the product is drilled, it is pumped directly into the pipeline. At that point the product has been delivered.

Growth Strategy

         Our growth strategy is to continue drilling new wells and reworking existing wells on our current properties, identify and secure new acquisitions and facilitate the roll-up of small fields into our operational structure. In addition, we emphasize strict cost controls in all aspects of our business in order to lay a strong foundation for future growth.

New Products and Services

         Our plan is to grow in our existing structure, concentrating on our current oil and gas products.

Competitive Business Conditions

         Even though current demand exceeds existing supplies, we encounter competition from other oil and gas companies in all areas of our operations, including the acquisition of producing properties and oil and gas leases, marketing of oil and gas and obtaining goods, services and resources. Our competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of our competitors are large, well established companies with substantially larger operating staffs and greater capital resources than we have and which, in many instances, have been engaged in the energy business for a much longer time than us. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Competition is also presented by alternative fuel sources including heating oil and other fossil fuels. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Because of the long-lived nature of our oil and gas reserves and management's expertise in exploiting these reserves, management believes that it is effective in competing in the market.

Sources and Availability of Raw Materials

         All of our raw materials are subterranean. Proven crude oil and natural gas reserves have been historically strong in the West Texas region. Our current reserves have been appraised, audited, certified and valuated by licensed petroleum geologists and geophysicists of Nova Petroleum Resource Company of Dallas, Texas.

Customer Dependence

         With demand exceeding supply now and in the foreseeable future, customer dependence will not be a factor. We sell our crude oil and natural gas on a day-to-day basis to what effectively is the highest bidder on that day. It is not uncommon for us to sell to multiple customers daily.

Intellectual Properties

         We do not have any intellectual property issues. We utilize existing equipment, procedures, and technology as provided by our contractors.

Government Approval of Products and Services

Regulatory Factors

         In the United States, ownership of minerals initially resides with the owner of the surface land. If the government (federal, state, or local) owns the land, the government may also own the minerals. If the land is privately owned, the minerals may also be privately owned. Over time, this ownership has frequently been separated through sale, with the land having one owner, the mineral rights other owners. Owners of the minerals may then lease out to a "lease operator," the right to produce the minerals, retaining a royalty interest.

         The Texas State Railroad Commission, through its Oil and Gas Division, regulates the exploration, production, and transportation of oil and natural gas in Texas, where we do all of our business at the current time. Its statutory role is to (1) prevent waste of the state's natural resources, (2) to protect the correlative rights of different interest owners, (3) to prevent pollution, and (4) to provide safety in matters such as hydrogen sulfide. To carry out its regulatory responsibilities over the state's 234,400 active oil and gas wells for prevention of waste and protection of correlative rights, the Commission grants drilling permits based on established spacing and density rules. In addition, each month (1) the Commission assigns production allowables on oil wells and gas wells, (2) receives operators' production reports on 60,500 oil leases (an oil lease may contain multiple oil wells) and 53,000 gas wells, and
(3) audits the oil disposition path to ensure production did not exceed allowables. Allowables are assigned according to factors such as tested well capability, reservoir mechanics, market demand for production, and past production.

General Federal and State Regulation

         Our oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases our cost of doing business and affects our profitability. Because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws.

         Such regulation requires permits for drilling operations, drilling bonds and reports concerning operations and imposes other requirements relating to the exploration and production of oil and gas. Such state and federal agencies have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells.

         The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Many states restrict production to the market demand for oil and gas. Some states have enacted statutes prescribing ceiling prices for gas sold within their states.

Effects of Government Regulations on Business

         Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA"), and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the wellhead price of natural gas. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA.

         In 1989, the Natural Gas Wellhead Decontrol Act was enacted, which amended the NGPA to remove wellhead price controls on all domestic natural gas as of January 1, 1993. While sales by producers of natural gas, and all sales of oil, condensate and natural gas liquids, can currently be made at uncontrolled market prices, Congress could re-enact price controls in the future. Economic Effects

         Our oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases our cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws.

Legal Effects

         Possible future consumer legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities undertaken in connection with our business, the extent of which cannot be predicted. The exact affect of such legislation cannot be predicted until it is proposed. Regulations of the gas and oil industry in the State of Texas, where our current holdings are located, are controlled primarily through the Texas Railroad Commission; there is no evidence of anticipated changes in those long-standing regulations.

Research and Development

         We do not have any research and development activities and we are not doing any exploratory drilling.

Compliance with Environmental Laws

         Our operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and their relation to safety and health. The recent trend in environmental legislation and regulation generally is moving toward stricter standards, and this trend will likely continue.

         These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and impose substantial liabilities for pollution resulting from our operations. The permits required for our various operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violators are subject to fines or injunction, or both.

         Our company is currently considered an independent producer, and as such realizes exemptions from some environmental protection requirements in the State of Texas. Because we do not own or operate any pipelines, we bear no environmental responsibilities regarding pipelines and the condition thereof, or incidences involving same whereby there could be an environmental impact. When oil and gas enters the gathering line, it is considered to have experienced a transfer of ownership, and thus the responsibilities of the independent producer have ended.

         Holding tanks (those tanks holding gas or oil after reserves are brought up from wells) require a "Fire Wall" to be installed completely around tanks. The area between the firewalls and the tanks must be a capacity of 1.2 times greater than the capacity of the respective tank. This process is required in the State of Texas as the means to protect the environment in event of leakage or fire. In the State of Texas, the Texas National Resource Conservation Commission (TNRCC), which acts as an advisor to the Texas Railroad Commission
(RRC), is the determining agency in that state as to fresh water depth at any respective drilling site, this being the base depth for protected fresh water. This applies to each site targeted for drilling of an individual well, and applies to normal drilling, production and plugging operations. In addition, there are strict environmental controls on proper use of Reserve Pits utilized after or during drilling process.

         In the opinion of management, we are in substantial compliance with current applicable environmental laws and regulations, and we have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant material impact on us, as well as the oil and gas industry in general.

         The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and comparable state statutes impose strict, joint and several liabilities on owners and operators of sites and on persons who disposed of or arranged for the disposal of "hazardous substances" found at such sites. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Resource Conservation and Recovery Act ("RCRA") and comparable state statutes govern the disposal of "solid waste" and "hazardous waste" and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting our operations impose clean-up liability relating to petroleum and petroleum related products.

         In addition, although RCRA classifies certain oil field wastes as "nonhazardous," such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements. Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as us, to prepare and implement spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters.

         The Oil Pollution Act of 1990, as amended ("OPA"), contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. For onshore facilities that may affect waters of the United States, the OPA requires an operator to demonstrate $10 million in financial responsibility.

         In addition, the OPA currently requires persons responsible for "offshore facilities" to establish $150 million in financial responsibility to cover environmental cleanup and restoration costs likely to be incurred in connection with an oil spill in the waters of the United States.

         On September 10, 1996, Congress passed legislation that would lower the financial responsibility requirement under OPA to $35 million, subject to an increase of $150 million if a formal risk assessment indicates the increase is warranted.

         The impact of any legislation is not expected to be any more burdensome to us than it will be to other similarly situated companies involved in oil and gas exploration and production.

         OPA imposes a variety of additional requirements on "responsible parties" for vessels or oil and gas facilities related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The responsible parties include the owner or operator of an onshore facility, pipeline, or vessel or the lessee or permittees of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil spill removal costs and a variety of public and private damages from oil spills. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill is caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If a party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. OPA establishes a liability limit for offshore facilities (including pipelines) of all removal costs plus $75 million. Few defenses exist to the liability for oil spills imposed by OPA. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. Failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement actions.

         In addition, the Outer Continental Shelf Lands Act ("OCSLA") authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating in the Outer Continental Shelf ("OCS"). Specific design and operational standards may apply to OCS vessels, rigs, platforms, pipelines, vehicles and structures. Violations of lease conditions or regulations issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

         The Federal Water Pollution Control Act ("FWPCA") imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters.

         The FWPCA and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and, along with the OPA, may impose substantial potential liability for the costs of removal, remediation and damages. State water discharge regulations and the federal National Pollutant Discharge Elimination System ("NPDES") permits prohibit, or are expected to prohibit within the next year, the discharge of produced water and sand, and some other substances related to the oil and gas industry, into coastal waters. Although the costs to comply with zero discharge mandates under federal or state law may be significant, the entire industry will experience similar costs and we believe that these costs will not have a material adverse impact on our financial condition and operations.

         Some oil and gas exploration and production facilities are required to obtain permits for their storm water discharges. Costs may be incurred in connection with treatment of wastewater or developing storm water pollution prevention plans. Regulations are currently being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on us. In addition, the Clean Water Act and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas.

         With respect to certain of its operations, we are required to maintain such permits or meet general permit requirements. The Environmental Protection Agency ("EPA") recently adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group or seek coverage under an EPA general permit. We believe that we will be able to obtain, or be included under, such permits, where necessary, and to make minor modifications to existing facilities and operations that would not have a material effect on us.

         The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on us. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to significant liabilities on our business to the government and third parties and may require us to incur substantial costs of remediation.

         No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect our results of operations and financial condition or that material indemnity claims will not arise against us with respect to properties acquired by us.

Employees

         We currently have two full time employees. All other services are contracted out to various specialists in the oil and gas industry. We also utilize several consultants when the need arises. We have no part time employees.

         All of our full time employees are involved in administrative functions. When fully staffed, we expect to have five to six full time employees.

1:4      Reports to Security Holders

         We are currently required to electronically file quarterly and annual reports and other information required by the SEC on a regular basis.

         The public may read and copy any materials filed with the SEC at the SECs Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

         The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This information, once we complete our filing, will be available at http://www.sec.gov. It will also be available in the future on our web site once it is established.

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

2:1 Plan of Operation

         Our objectives are to focus on low risk exploitive drilling of our current and future proven offset locations utilizing 3-D Seismic Analysis prior to drilling.

         Since we will be using 3-D seismic analysis over and above our already proven off-set drilling locations, we believe we can expect our drilling results to considerably exceed the general success rate where older analysis techniques, such as 2-D Seismic Analysis, are utilized.

         We also intend to continue our efforts to acquire valuable, producing properties, proven reserves and existing wells. Management intends to utilize those members of its Board of Directors who are long time residents of the State of Texas and who have knowledge and experience involving the oil and gas business as a network building force to locate possible acquisitions for us, of such quality, purchase prices and terms as being beneficial to our growth without incurring heavy debt or equity dilution.

         We intend to structure some of our acquisition agreements over the next 12 to 18 months utilizing a combination of securities and royalty agreements as a means to limit to some extent the use of only securities to effect our acquisitions and to avoid a need for notes to be paid in cash at later dates. Consideration is also being given to limited use of 24 month Convertible Preferred Stock, earning 5% annual dividends, as a means in some instances to allow owners of large groups of wells with heavy production to feel a stronger level of security in executing sales of their properties to us. Utilization of our securities in acquisitions will not result in dilution of value per share since value will be brought into the Company in exchange for each share of stock we may utilize in lieu of cash to acquire additional assets. Shares sold in a private offering of common stock will not dilute the per share value, as the money raised by means of the private placement will be utilized to add value to our Company. However, shares sold in future private offerings will dilute the ownership interests of our current shareholders.

Cash Flow and The Need To Raise Cash

         As of December 31, 1999, we had incurred net operating losses of $478,766, primarily due to acquisition costs and associated administrative costs combined with minimal oil and gas operations. We plan to subcontract out most of our work and we will add employees as needed. With new drilling expected to begin this fall, we will be utilizing existing wells to generate cash flow and then put that cash flow back into reworking existing wells.

         We intend to drill at least 17 - 20 of our proven offset locations during the next twelve months. Drilling costs are forecast at $1,500,000 for the year 2000 and are based upon an average well drilling cost of $65,000 to $80,000 each. We believe that revenue from day-to-day sales will cover all production costs during the next twelve months. We do plan to raise approximately $1,500,000 to $3,000,000 in order to increase our planned production levels during 2000 and another $2,000,000 in 2001 for a total of $5,000,000. The rest of the drilling will be paid for out of cash flow from the wells drilled from the initial financing. If we are successful, this will allow us to take advantage of the current strong market and increase our gross revenues. In the event we are not successful, we will continue to drill at a slower rate and subsequently reinvest our revenues into more production.

Planned Research and Development

         We do not plan to do any research and development during the next twelve months.

Purchase or Sale of Plant and/or Equipment

         We will not be purchasing any equipment during the next twelve months.

Significant Changes in the Number of Employees

         During the next twelve months, we plan to add two administrative personnel.

2:2 Managements Discussion and Analysis of Financial Condition and Results of
    Operations

         Since our inception in 1998, we have maintained our strategy to grow reserves, production and net income per share by identifying acquisition opportunities that provide significant development and exploitative drilling potential, exploiting and developing our reserve base, pursuing exploitation opportunities for oil and gas reserves, capitalizing on advanced technology to identify and exploit projects and emphasizing a low overhead and operating cost structure.

         While our gross revenues have been minimal to date, and while we have yet to realize any net income, we have established a strong initial foothold in the west Texas region through our initial acquisition of TIP for a purchase price of approximately $50,513,541 million in our common stock and TIP's subsequent acquisition of Subsurface in 1999 for approximately $32,573,940 million in its common stock. The Company's growth from acquisitions has impacted its financial results in a number of ways. Acquired properties may not have received focused attention prior to sale. After acquisition, certain of these properties required extensive maintenance, workovers, recompletions and other remedial activity that while not constituting capital expenditures may initially increase lease operating expenses. In addition, we have absorbed the initial administrative and operating costs of developing an oil and gas company, which has resulted in a net operating loss of $478,766 as of December 31, 1999.

Revenues Since November 6, 1998 (Inception)

         Our total revenues to date have been $54,000. This limited income has been generated through minimal sales of oil and gas during our initial period of operation. We are ready to begin larger scale operations now that our initial acquisitions are complete. We intend to drill at least 17 - 20 of our proven offset locations beginning this fall with initial drilling expenses of approximately $1,500,000 paid for from revenue generated by day-to-day sales. In the event day-to-day revenues fail to produce enough revenue to cover these costs, the amount of locations to be drilled will be scaled back to coincide with available revenues.

Expenses Between November 6, 1998 (Inception) and December 31, 1999

         As of December 31, 1999, our initial production costs were $107,770. Our general and administrative costs were $352,626. These costs reflect initial operating and administrative expenses, the majority of which were directly connected with our start-up, including accounting, appraisal and legal fees. Also, we incurred depreciation and depletion expenses of $70,145 and interest expense of $2,225, for a net operating loss of $478,766, resulting in a loss per share of $0.14.

         Our oil and gas interests amounted to $82,590,790 (net of depletion) along with support equipment valued at $426,552 (net of depreciation) and cash and receivables of $8,513 for total assets of $83,025,855 as of December 31, 1999. We had notes payable of $262,025, along with accounts payable of $7,462 and interest payable of $2,225, resulting in total liabilities of $271,712. As of December 31, 1999, our net worth was $82,754,143, or $13 per share.

         The increased production and revenue resulting from our anticipated growth will require us to recruit and develop additional administrative personnel compatible with our increased size. As a result, we will incur increases in our general and administrative expense levels.

Acquisitions Between November 6, 1998 (Inception) and December 31, 1999

         During the period November 6, 1998 (inception) through December 31, 1999, we acquired our oil and gas properties through our two subsidiaries in transactions accounted for as purchases. In both acquisitions, the purchase price was allocated to the fair values of the assets acquired with no portion of the purchase price allocated to goodwill. We acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation ("TIP"), in March of 1999, in exchange for 2,000,000 common stock shares and 2,000 Class B preferred shares valued at $40 per share. TIP owns oil and gas properties. TIP subsequently acquired 100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface"), on April 9, 1999 in exchange for 1,600,000 TIP Class A preferred convertible shares valued at $20 per share and 5,000 of our Class B preferred shares valued at $40 per share. The conversion rate for the TIP Class A preferred shares was 1:1 and entitled the stockholder to convert their share into our common stock shares. On June 6, 1999, stockholders of the TIP Class A preferred stock converted their shares into Wolfstone common stock. The conversion rate for our Class B preferred shares is 3:1.

Accounting Method

         The Company uses the successful efforts method of accounting for its oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that result in proved reserves, and to drill and equip development wells are capitalized.

         Costs to drill exploratory wells that do not result in proved reserves and geological and geophysical costs are expensed. Costs of significant nonproducing properties, wells in the process of being drilled and significant development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined. Impact of Commodity Oil Prices During 1999 and through the first quarter of 2000, the posted price of West Texas intermediate crude oil (the "West Texas Crude Oil Price") ranged from $15.75 to $28.00 per barrel. These high prices were thought to be caused primarily by an tight supply of crude oil inventory created, in part, by an unusually cold winter in the United States and Europe, the apparent unwillingness of Organization of Petroleum Exporting Countries ("OPEC") to cut crude oil production quotas and an increase in demand in Asian markets. A return of high prices for crude oil, natural gas or other commodities sold by the Company could have a material positive effect on the Company's results of operations, on the quantities of crude oil and natural gas that can be economically produced from its fields, and on the quantities and economic values of its proved reserves and potential resources.

Financial Condition

Results of Operations

         The Company began operations on November 6, 1998. As a result of the Company's limited operating history, its financial statements are not readily comparable and may not be indicative of future results. The TIP Acquisition and its subsequent Subsurface Acquisition did not close until the beginning of April 1999 and, having limited drilling activity, had a minimal contribution to 1999 operating results.

Selected Statement of Operations Information

                         For the Year        For the Two           For the Nine
                         Ended March         Months Ended          Months Ended
                         31, 1999            December 31,          December 31,
                                             1998                  1999
Total Revenues              $0                  $0                  $54,000
Total Expenses               0                   0                  530,541
Income (Loss)                0                   0                 (476,541)
From
Operations
Total Other                  0                   0                   (2,225)
Income
(Expenses)
Net Profit                  $0                  $0                 (478,766)
(Loss)

Net Profits

         We have not realized a net profit from operations as of December 31, 1999. We have an operating loss of $478,766. This net operating loss is due in large part to initial production and general and administrative costs combined with minimal drilling during our initial operations.

Total Revenues

         Our total revenues as of December 31, 1999 were $54,000. These revenues were generated from minimal drilling activity during 1999.

Cost of Goods Sold

         Our cost of goods sold (production cost) for the production of oil and gas as of December 31, 1999 were $107,770. Our cost of goods sold include chemicals, geologist, hot oil supplies, oil field services, repairs, salt water and utilities.

Selling Expenses

         We had no selling expenses in 1999.

Operating Data

         The following sets forth the Company's historical operating data:

                                                                                          Period Ended
                                                                                          December 31,
                                                                                          1999
Production:
                              Oil and                       (Bbls)                        2,359
                              Condensate

                              Natural Gas                   (BOE)                         1,652

                              Total                         (BOE)                         4,011

Average Sales
Price Per
Unit:

                              Oil and                       (per $/Bbl)                   17.00 (1)
                              Condensate

                              Natural Gas                   (per $/BOE)                   15.06 (1)
                              Total                         (per $/BOE)                   16.20 (1)

Expenses:
                              Production                    (Excluding                    107,770
                              costs                         Other
                                                            Production,
                                                            Taxes)
                              Other                                                       2,225
                              Production,
                              Taxes
                              General &                                                   352,626
                              Administrative
                              Depletion,                                                  70,145
                              Depreciation,
                              Amortization

Note (1):         Gross prior to royalties.

Provision for Income Taxes

         The Company uses the accrual method of accounting for tax reporting purposes. At December 31, 1999, the Company had a net operating loss carryforward for financial and tax reporting purposes of approximately $478,000 which expires through the year 2014. Deferred income taxes are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of those assets and liabilities that will result in taxable or deductible amounts in future years. For the period ended December 31, 1999, pursuant to Statement of Financial Accounting Standards No. 109, the Company has recognized deferred tax assets and liabilities, which have been offset by valuation allowances in the same amount. Although the company is quite optimistic about its financial future, a valuation allowance of the deferred tax assets is provided because of the company's evaluation of the positive and negative evidence required by SFAS 109 primarily relating to the company's short operating history.

Liquidity and Capital Resources

         The Company's primary sources of capital has been its initial capitalization and cash flow from operations. Our revenues to date have been minimal, with a total of $54,000 in revenues from limited operations. As we increase our drilling activity, revenues will increase and our subsequent operations will be limited to the capital available from revenues derived from those operations. In addition, we will be implementing fund raising activities which hopefully will result in approximately $3,000,000 being injected into our company. The exact nature of these fund raising activities will be determined once we are trading once again on the OTCBB. In the event we are unable to raise any additional capital, our operations will be limited as described above.

         The 1999 TIP Acquisition and its subsequent Subsurface Acquisition was principally funded with our securities, including common and preferred shares.

         At present, our total notes payable are $262,025, of which $190,000 is the note payable to Southwin Financial for organizational services. As a shareholder, they have deferred payment on their note until our cash flow is sufficient to support regular monthly payments.

         All of our note holders have agreed to forbear until we are in a position to make regular payments and/or retire the notes. Our accounts payable are minimal, with an existing line of credit providing the necessary cash requirements to keep these payments up to date.

Selected Balance Sheet Information

                              For the Year Ended            For Nine Months
                              March 31, 1999                Ended December 31,
                                                            1999

Total Current Assets                  $75                        $8,513
Total Property &                        0                    83,017,342
Equipment
Total Other Assets                      0                             0
Total Assets                           75                    83,025,855
Total Current                           0                       271,712
Liabilities
Total Liabilities                       0                       271,712
Net Shareholder                       $75                   $82,754,143
Equity


Net Cash Provided by Operating Activities

         We have yet to realize any net cash provided by operating activities.

Capital Expenditures

         For 1999, our adjusted budget was $370,000 for capital expenditures, although we did not incur any actual cash expenditures. The Company requires capital primarily for the exploitation, development and acquisition of oil and gas properties, the repayment of indebtedness and general working capital needs.

         For 2000 we currently expect to spend approximately $3,000,000 in capital projects, none of which would be used for development projects. This amount includes all projected drilling projects during 2000.

         This budget is dependent on our ability to raise the majority of this amount through fund raising activities, the scope and nature of which will be decided upon once we are trading on the OTCBB. While this future funding will enable us to expedite our drilling plans, in the event potential fund raising activities fail to add additional working capital, we will still continue to expand our business, albeit at a slower pace.

         The Company regularly engages in discussions relating to potential acquisitions of oil and gas properties. The Company has no present agreement, commitment or understanding with respect to any such acquisition, other than the acquisition of oil and gas properties and interests in its normal course business. Any future acquisitions may require additional financing and may be dependent upon financing which may be required in the future to fund the Company's acquisition and drilling programs.

         Independent petroleum geologists have appraised our oil and gas properties. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation.

         Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled. Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

         Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells, which include producing, and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

Recently Issued Accounting Standards

         In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It establishes conditions under which a derivative may be designated as a hedge, and establishes standards for reporting changes in the fair value of a derivative. SFAS No. 133 is required to be implemented for the first quarter of the fiscal year ended 2001. Early adoption is permitted. The Company has not evaluated the effects of implementing SFAS No. 133.

Accounting for Stock Options

         In October 1995, the FASB issued Statement of Financial Accounting Standards no. 123 "Accounting for Stock Based Compensation" (SFAS123), which established the "fair value" method of accounting for stock based compensation arrangements. The company has not adopted any Stock Option Plan as of December 31, 1999. But the Board of Directors may plan to adopt a stock option plan in the future to reward the exceptional contributions to the Company by its management and employees.

Trends on Liquidity

         To date, our revenues have been limited and there have been no trends established regarding our liquidity.

Sources of Liquidity

         We will derive most of our liquidity from revenues generated through the normal course of business and from the proceeds of any future private or public offering, if any.

Material Commitments for Capital Expenditures and the Expected
Sources of Funds for These

         We are planning to allocate approximately $3,000,000 to drilling and rework expense during 2000. Our expected source of funds for these expenditures will be a combination of ongoing revenues from existing producing wells and potential funding from private and/or public financing alternatives.

Trends, Events and Uncertainties that could have an Impact on Net Operating Results

         We believe the current strong market for oil and natural gas will continue, with prices remaining at or near current levels. In the event that the world's oil supply becomes more readily available, and therefore begins to meet demand, our future net operating results could be adversely affected as prices drop. In addition, existing oil and gas wells will decrease in productivity over time. If we are unable to acquire new reserves, our future net operating results would be adversely affected.

Significant Elements of Income/Loss Not From Continuing Operations

         None.

Causes for any Material Change in Line Items

         None.

Seasonal Aspects that Effect Results

         With current demand exceeding available supplies of natural gas and oil, the market for oil and natural gas remains strong year round. In the event the availability of oil and natural gas should in the future exceed demand, we could be affected by seasonal aspects such as weather, especially in the production of natural gas. As an example, a very cold winter with limited supplies of natural gas would drive the price up and affect us positively. On the other hand, a warm winter with abundant supplies would have a negative affect on us.

Impact of Inflation

         The Company believes that inflation has not had a material effect on its past business, nor does it see an impact in the near future.

Interim Periods

         There was no material change in the status of the Company between August 1, 1999 and December 31, 1999, the current interim period.

Material Changes

         None.

Discussion on Material Events That Would Cause Reported
Information Not to be Indicative of Future

         None.

ITEM 3. DESCRIPTION OF PROPERTY

3:1 Location and Condition of Property

         Our corporate headquarters are currently located in Woodbridge, California, where we occupy space provided by President Garry Duncan. Under the agreement made with Mr. Duncan, we do not currently have to pay any rent or overhead until such time as our revenues are substantial enough to support a permanent location for our company. We currently occupy three administrative type offices, totaling approximately 300 square feet. We have agreed to compensate Mr. Duncan for the usage of this space at the prevailing market rate once revenues permit.

         All of our current and near term drilling activity will take place in Southwest Texas as described herein. While we currently do not own any land, we do control property leases with all mineral rights attached as also described herein. In addition, we currently own approximately $478,000 in drilling equipment located in Taylor County, Texas.

         Our wholly owned subsidiary, Texas International Petroleum ("TIP"), owns oil, gas and mineral leases that consist of approximately 1,939 acres and are located in Edwards County and Pecos County, Texas. Independent petroleum geologists have appraised the oil and gas properties. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation.

                                        Net Present              Net Present
                                        Value                    Value
Net Oil             Net Gas             @ 0% Discount            @ 10% Discount
(Bbls)               (MCF)              $USD                     $USD

 7,160,238                              $43,286,964              $13,276,466
                   49,904,391           $99,909,363              $37,237,081

         TIP's wholly owned subsidiary, Subsurface Energy Corp. ("Subsurface") owns oil, gas and mineral leases that consist of approximately 3,048 acres located in various west Texas counties. A subsequent appraisal of the oil and gas properties by independent petroleum geologists dated December 31, 1999 supports the following valuation.

                                        Net Present              Net Present
                                        Value                    Value
Net Oil             Net Gas             @ 0% Discount            @ 10% Discount
(Bbls)              (MCF)               $USD                     $USD

 4,042,686                              $73,249,591
                   17,051,626           $43,311,130              $41,753,076

         The net present value of the oil and gas reserves is based on estimates of future cash inflows and cash outflows over 30 years. The cash outflows include direct and indirect production costs. In addition, future cash outflows include severance and ad valorem taxes but not income taxes.

         Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled. Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

         Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells, which include producing, and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

Property Titles, Leases

         Title to the Company's oil and natural gas properties is subject to royalty, overriding royalty, carried interest and other similar interests and contractual arrangements customary in the oil and natural gas industry, to liens incident to operating agreements and for current taxes not yet due and other comparatively minor encumbrances.

         As is customary in the oil and natural gas industry, only a perfunctory investigation as to ownership is conducted at the time undeveloped properties believed to be suitable for drilling are acquired. Prior to the commencement of drilling on a tract, a detailed title examination is conducted and curative work is performed with respect to known significant title defects.

Oil and Natural Gas Reserves

         Our oil and gas properties are located in the Permian Basin of West Texas. The following table summarizes the estimates of our historical net proved reserves as of December 31, 1999, and the present values attributable to these reserves at such dates. Nova Petroleum Resource Corp. in Dallas, Texas prepared the reserve and present value data of the Company.

                                                              December 31,
                                                              1999
                                                              (dollars in
                                                              thousands)
Estimated proved
reserves:

Oil and                                                         159,847
condensate
(MBbls)
Natural gas                                                      66,909
(MMcf)
MMcfe (6 Mcf per                                                 11,160
Bbl)

Proved developed                                                   100%
reserves as a
percentage of
proved reserves


PV-10 (a)                                                   $92,266,623


Standardized                                                $73,813,298
Measure of
Discounted
Future
Net Cash Flows
(b)



(a) The present value of future net revenue attributable to the Company's reserves was prepared using prices and costs in effect at the end of the respective periods presented, discounted at 10% per annum on a pre-tax basis.

(b) The Standardized Measure of Discounted Future Net Cash Flows prepared by the Company represents the present value of future net revenues, after income taxes, discounted at 10%.

         In accordance with applicable requirements of the Securities and Exchange Commission ("SEC"), estimates of our proved reserves and future net revenues are made using sales prices and costs estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). The average realized prices for our reserves as of December 31, 1999 were $18.11 per Bbl of oil and condensate and $2.54 per Mcf of natural gas.

         Estimated quantities of proved reserves and future net revenues therefrom are affected by crude oil and natural gas prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating oil and gas reserves and their estimated values including many factors beyond the control of the producer. The reserve data set forth in this report represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those used by us, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploitation activities, prevailing oil and gas prices, operating costs and other factors, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. Our estimated proved reserves have not been filed with or included in reports to any federal agency.

         Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history.

         Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Productive Wells

         The following table sets forth our productive wells as of December 31, 1999:

                                                               Actual
                                       Gross                     Net
Oil                                      23                     18.4
Gas                                       3                      2.4

Total                                    26                     20.8
Productive
Wells



         Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections. Wells that are completed in more than one producing horizon are counted as one well.

Acreage Data

         Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof. The following table sets forth the approximate developed and undeveloped acreage in which we held a leasehold mineral or other interest as of December 31, 1999.

           Developed              Undeveloped                       Total
           Acres                  Acres
Gross      Net          Gross     Net            Gross              Net
4,008      3,207        979       783            4,987              3,990

Drilling Activities

         The following table sets forth our drilling activity on our leased properties for the periods presented. "Exploited Wells" is defined as infill offset drilling on proven properties.

                                                              Period Ended
                                                              December 31,
                                                              1999

                                             Gross            Net
Exploited
Wells

                   Productive                    26                20.8
                   Nonproductive                  0                   0

Development
Wells

                   Productive                     0                   0
                   Nonproductive                  0                   0

Total                                            26                20.8

         At December 31, 1999, we had no gross wells or net wells being drilled that were not included in the above table.

3:2 Investment Policies

         We currently do not make any outside investments. Our total production takes place on leased lands that we control.

3:3 Description of Real Estate and Operating Data

         We currently do not own any real estate. All of our gas and oil properties are on leased land.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

4:1 Security Ownership of Certain Beneficial Owners

         The following table sets forth information as of May 31, 2000, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by each person known by the Company to own beneficially 5% or more of the Common Stock:


Class Title          Name &              Amount &          Percent of       Name &
                     Address of          Nature of         Class            Address of
                     Beneficial          beneficial                         Beneficial
                     Owner               Owner (1)                          Owner
                                                                            Controlling
                                                                            Shareholder
Common               Litchfield          1,200,000         19%              William
                     Petroleum           Restricted                         Lenz
                     Limited                                                104 Pine St
                     20 Gissing                                             Suite 408
                     Drive SW                                               Abilene, TX
                     Calgary,                                               79601
                     Alberta
                     T3E4V7

Common               Garry C.            400,000           6%               Individual
                     Duncan              Restricted
                     18826 North
                     Lower
                     Sacramento
                     Road Ste. E
                     Woodbridge,
                     CA 95258
Common               Rockwood            369,000           6%               Shannon
                     Resources,          Restricted                         Hinkle
                     Inc.                                                   941
                     3241                                                   Mulberry St
                     S. First St                                            Abilene, TX
                     Abilene, TX                                            79601
                     79605

Common               Southwin            358,500           6%               William
                     Financial,          Restricted                         Lenz
                     Ltd.                                                   104 Pine St
                     20 Gissing                                             Suite 408
                     Drive SW                                               Abilene, TX
                     Alberta                                                79601
                     T3E4V7

                     5% as a             2,327,500         37%
                     Group

Note (1): The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. All shares are held beneficially and of record and each record shareholder has sole voting and investment power.

4:2      Securities Ownership of Management

The following table sets forth information as of May 31, 2000,based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each director and officer of the Company and (ii) all directors and officers as a group:

Title           Name and Address of               Amount and Nature of        Percent of
of              Beneficial Owner                  Beneficial Owner (1)           Class
Class
Common          Garry C. Duncan                            400,000                6.30%
                18826 North Lower
                Sacramento Road
                Suite E
                Woodbridge, CA
                95258

Common          Robert E. McMillan                         200,000                3.15%
                221 Birnamwood Drive
                Burnsville, MN 55337

Common          Stephen F. Burg                            200,000                3.15%
                3527 Winged Foot
                Drive
                Fairfield, CA 94533

Common          Dennis J. O'Leary                           20,000                0.31%
                3490 Tripp Road
                Woodside, CA 94062

Common          Thomas Reimer                               20,000                0.31%
                1 Uccelli Blvd.
                Redwood City, CA
                94063

                                       61


Common          William D. Batts                             5,000               0.008%
                100 4th Street
                Ballinger, TX 76821

Common          Thomas P. Page                               5,000               0.008%
                4701 Don Juan
                Abilene, TX 79605

Common          Marie N. Rolfe                                   0                   0%
                6869 Anaya Ranch Road
                Flagstaff, AZ 86004

Common          Billy Bob Williams                           5,000               0.008%
                402 Avenue E
                Marble Falls, TX
                78654

                Officers and Directors as                  855,000               13.48%
                a group

                Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.
                Note (2) No officer, director or security holder listed above owns any warrants, options or rights. {See "Certain Relationships and Related Transactions."}
                Note (3) All shares are held beneficially and of record and each record shareholder has sole voting and investment power.

                Note (4) These individuals are the Executive Officers and Directors of the Company and may be deemed to be "parents or founders" of the Company as that term is defined in the Rules and Regulations promulgated under the 1933 Act. The address at which each Executive Officer and Director can be reached is the Company's headquarters, located at 18826 North Lower Sacramento Road, Suite C Woodbridge, CA 95258.

Compliance with Section 16(A) of the Exchange Act

         Under the securities laws of the United States, the Company's Directors, its Executive Officers (and certain other officers) and any persons holding more than 5% of the Company's outstanding voting securities are required to report their ownership in the Company's securities and any changes in that ownership to the Securities and Exchange Commission. Based solely upon the Company's reliance upon the written representations of its Directors and officers, the Company believes that it is in compliance with Section 16(a) of the Exchange Act.

4:3 Changes in Control

         There have not been, nor are there any plans for, a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

5:1 Directors and Officers

         The Director and executive officers of the Company are appointed annually at the first meeting of the Company's Board of Directors held after each annual meeting of stockholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by the Company's By-Laws. The entire Board of Directors will be up for election at the next annual meeting of stockholders. Non-executive Directors, which will be appointed, will have a three year term of the non- executive directorship with the Company. The present term of office of each Director will expire at the next annual meeting of stockholders.

         The Directors and executive officers of the Company were appointed on May 20, 1999. As of December 31, 1999, the names, ages and positions are as follows:

Name (1)                       Age                Position
--------                       ---                --------
Marie N. Rolfe                 69                 Chairman
Garry C. Duncan                44                 President
Robert E. McMillan             49                 CFO
Stephen F. Burg                62                 Secretary
Dennis J. O'Leary              72                 Director
Thomas Reimer                  70                 Director
William D. Batts               77                 Director
Thomas P. Page                 55                 Director
Billy Bob Williams             77                 Director

         Note (1): These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Marie N. Rolfe, Chairman of the Board

         Ms. Rolfe, age 69, joined us as Chairman of the Board on January 18, 1999. After a sabbatical from her early college education to pursue European travel, Rolfe took up residence in Italy, where she received a BA degree in Liberal Arts from the University of Bologna in 1966. Returning to reside in the US, she became Executive Director of Horizons Foundation, a public benefit, non-profit corporation, for several years. From 1976 to 1979, Ms. Rolfe served as Legal Assistant to Corporate and Securities Attorney Fredrick M. Sigmund, where she did legal research, business formation, corporate contracts and other corporate document structures. She became a corporate and business consultant during the 1980's while operating closely for a period during the mid-80's with the Wagner Law Offices in Denver, Colorado. Rolfe ceased all consulting activates in 1991 to spend more time with her family.

Garry C. Duncan, CEO/Director.

         Mr. Duncan, age 44, joined us as President on January 18, 1999 and has been a partner in Duncan, Duncan & Associates, Inc. for nearly 20 years. As a managing principal for the past 16 years, he has experience as a manager of business and of people. He is a licensed real estate broker and a certified general real estate appraiser. Mr. Duncan has experience in cash flow and discounted cash flow analysis, in-depth feasibility studies for real estate and businesses, plus many years of experience in finance including complex "bond" programs. He has also been site manager on large real estate development projects, which alone calls for ability to manage and deal with people in a wide variety of professions and types, plus coordinate and control all aspects of the project, with constant awareness of the financial responsibilities involved. He has exeprience in environmental issues, and has experience dealing with the Environmental Protection Agency. He is qualified as an Expert Witness in Superior Courts of Los Angeles California and some counties in Northern California. Mr. Duncan clients have numbered in the hundreds and include numerous government agencies: cities, counties, state and federal agencies. His professional dealings include countless lending institutions, major US and international banks.

         Mr. Duncan is a Graduate of the University of California, at Los Angeles, California, receiving a Bachelor of Arts in Political Science in 1977. Subsequently he has taken various postgraduate courses such as Market Trends and Perspectives; Law and Finance at UCLA. He has studied Management and Accounting at several universities, and continues with periodic continuing education courses and seminars.

Robert E. McMillan, Chief Financial Officer/Director

         Mr. McMillan, age 49, joined our company on January 18, 1999. He has a BSBA from the University of Central Florida (1972) with a major in Quantitative Economics; a MBA from the University of West Florida (1974) with a major in Finance and Master 92s Thesis in Oil & Gas; and he completed an Accounting Major at the University of West Florida in 1975. He has eighteen years experience as an Examiner in Charge and Senior Insurance Examiner including the examination of 15 fortune 500 companies.

         A former Finance Insurance Instructor for Troy State University, at their Fort Walton Beach, Florida campus, he also taught managerial finance and investments. He was also President of Jarmac Solutions, Inc. from June 1988 through October 1990, specializing in accounting software and hardware solutions.

Stephen F. Burg, Secretary/Director.

         Mr. Burg, age 62, joined us on May 20, 1999. He holds a business degree from Boston University. After 20 years of senior management within a public corporate environment, he formed Steve Burg and Associates, a corporate consulting company, in 1986. Mr. Burg's company offers corporate growth and strategies for public and private companies nationally and internationally. It provides services to clients in restructuring operating base; guidance in how to prepare for raising of equity financing through public investment; assisting in identifying and acquiring additional assets or other companies or products. Services include: writing and publishing of business plans, assisting private companies in becoming public and creating a market for these client companies; negotiations on behalf of client companies for mergers and acquisitions; and providing corporate and personnel evaluations, contract negotiations and corporate subsidiary structuring for growing and expanding companies, both nationally and internationally.

Dennis J. O'Leary, Vice President/Director.

         Mr. O'Leary, 74, joined our company on January 18, 1999. He is a graduate with a BSMA degree from University of Santa Clara, at Santa Clara, California. He also is a graduate of Heald Engineering College. Mr. O'Leary is a Mechanical Engineer, and has taken a number of advanced post graduate courses in water and air pollution treatment, chemistry, process vessel design, computer controls, and UV energy systems. From 1990 to present, Mr. O'Leary has occupied most of his time as a Environmental and Equipment Consultant in the US, China, Korea, Italy and Australia. For the 35 years up to 1990, Mr. O'Leary, as its Founder, owned and operated Shamrock Engineering Corp., a consulting, engineering firm, which also manufactured environmental equipment.

         Among the categories of equipment he designed and manufactures are 10 different systems to treat industrial wastewater and toxic exhaust streams; skid mounted water purification system designed for third world countries, including China, to treat the polluted river water where over 400 million people live in small to medium sized villages; and two systems used successfully in the Nuclear Power Industry. Shamrock designed and established Fiberglass (a petroleum derivative "Resin") Manufacturing Plants in various parts of the world. Mr. O'Leary signed an agreement in 1975 with Samsonite Luggage to establish a licensed manufacturing facility in Lahore, Pakistan. The plant manufactures fiberglass (resin), boats, pipe, auto parts, tractor parts, process tanks, ducting, scrubbers for air pollution control, and more. O'Leary owns 49% of this plant. Mr. Dennis O'Leary brings to us expert knowledge of petroleum derivatives and products manufactured from them; and seasoned experience in domestic and international business and negotiation.

Thomas Reimer, Vice President/Director.

         Mr. Reimer, age 70, joined us on May 27, 1999. He is President/Chairman of Reimer Industries, which manufactures products for the golfing industry. His product line includes two specialty golf items he has patented. A newly developed line of fiberglass docks for commercial marina use has also been developed and is now in the process of being marketed both nationally and internationally. He also has 35 years experience in real estate, owning and managing his own business; and he is a past president of the Bay Area Real Estate Association.

William D. Batts, Director.

         Mr. Batts, age 73, joined Wolfstone on June 15, 1999. He has held various positions with Petroleum Information, Inc., a large oil and gas data gathering firm in the State of' Texas since 1978, and for the past five years he has been and is currently manager of the South Texas Region of Petroleum Information, Inc. From 1950 to 1978, Mr. Batts was farming in West Central Texas and served on the board of directors of Ballinger co-op and elevators. Honorably discharged as a Navy Pilot in 1946, he graduated from the University of Texas in 1950 with a BS degree in mechanical Engineering.

Thomas Phillip Page, Director.

         Mr. Page, age 59, joined our company on June 15, 1999. He is a Geological Engineer. He earned a BA degree in Mathematics and Physics from University of Texas in 1965 and a BS degree in Geological Engineering from Abilene Christian University in 1983. He has been a petroleum consultant since 1965. For the last five years Mr. Page has operated professionally as a contracted, independent petroleum business consultant and geological engineer to drilling companies in North, North Central and West Texas.. From 1971 to 1990, he worked in geological exploration, drilling, completion engineering and production supervision with H.J. Hughes Oil Service, Permian Corporation, Grimm Oil and Frontier operating, Inc. He has worked on more than 285 wells in drilling, completion or re-entry.

Billy Bob Williams

         Mr. Williams, age 77, has, since 1994 to present, been Founder, Chairman and C.E.O. of Stanford Mortgage Company in Dallas, Texas. Mr. Williams, who joined us on June 15, 1999, received an Associate degree and Mortgage Banking from Southern Methodist University in 1972 and also attended Baylor University and the University of Texas. Prior to that, he spent five years as a consultant to the Medical Assist Funding Corporation; was the president of two mortgage companies in Dallas, Texas, and has been involved in real estate development from time to time. He has also been a contracted business consultant during the past five years.

Director Compensation

         All authorized out-of-pocket expenses incurred by a Director on our behalf will be subject to reimbursement upon receipt by us of required supporting documents of such expenses. Although Directors may be eligible to participate in our future stock option and / or incentive plan(s), if any, Directors do not receive any additional compensation or an annual Directors fee at the present time.

5:2 Significant Employees

         We rely heavily on our Board of Directors and our current executive staff to implement our business plan.

5:3 Family Relationships

         Not applicable.

5:4 Involvement in Legal Proceedings

         None of the Company's management is involved in any type of legal proceedings.

ITEM 6. EXECUTIVE COMPENSATION

6:1 General

         None of the executives and/or Directors currently has a compensation package. The Company has not entered into any written employment agreements with its executive officers as of December 31, 1999. All members of management have elected to postpone negotiations with us regarding salaries, until such time as our revenue is adequate to pay salaries without causing financial damage to our plan for business development. When it becomes necessary, more detailed written employment contracts may be entered into between our key personnel and us.

         Our Board of Directors has not adopted any Stock Incentive Plan as of December 31, 1999. We are considering formulating such a plan in the future to encourage our Directors, executive officers and employees to bring in better operation results and to maximize the value of our common stock. Stock options may be granted to eligible participations in the form of Incentive Stock Options
(ISOs) under the Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or options which do not qualify as ISOs (non-Qualify Stock Options or "NQSOs")

         There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of our subsidiaries. No specific sums of remuneration have as yet been proposed in a Plan, for respective salaries to be paid in the immediate future, directly or indirectly by us to our officers and directors.

6:2 Summary Compensation Table

Name &             Year    Annual Salary         Other                 Total
Position                                      Compensation          Compensation

Marie N.           1999        $0                  $0                    $0
Rolfe,
Chairman

Garry C.           1999        $0                  $0                    $0
Duncan,
President
Robert E.          1999        $0                  $0                    $0
McMillan,
Vice-
President
Stephen F.         1999        $0                  $0                    $0
Burg,
Secretary
Dennis J.          1999        $0                  $0                    $0
O'Leary,
Director

Thomas             1999        $0                  $0                    $0
Reimer,
Director
William D.         1999        $0                  $0                    $0
Batts,
Director

Thomas P.          1999        $0                  $0                    $0
Page,
Director
Billy Bob          1999        $0                  $0                    $0
Williams,
Director

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

7:1 Previous Two Years

         As partial consideration in the acquisition of TIP, we issued a non-interest bearing note for $190,000, dated February 24, 1999, payable to Southwin Financial, Ltd., a stockholder of the Company, which is due September 15, 2000. The note was issued in exchange for organizational services. The beneficial owner of Southwin is William Lenz, who was also the beneficial owner of Texas International Petroleum, Inc. We do not currently continue to utilize Southwin's services.

         On April 3, 1999, we acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation, (collectively referred to herein as "TIP"), in exchange for 2,000,000 shares of our $0.001 par value common stock valued at $25.25 per share and 2,000 shares of our $0.001 par value Class B Preferred Stock valued at $40 per share. The Class B Preferred Shares are convertible, have voting privileges and will pay a 5% dividend per annum. As further consideration, as described above, we issued a non-interest bearing note for $190,000 to Southwin Financial, Ltd, a major shareholder of TIP, in exchange for organizational services. The total value of the transaction was $50,513,541, which was based upon valuation by licensed petroleum geologists.

         On April 9, 1999, we acquired, through our wholly owned subsidiary TIP, 100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface") in exchange for 1,604,797 shares of TIP's $20.00 par value Class A preferred stock and 5,000 shares of our $0.001 par value cumulative Class B preferred stock valued at $40 per share. The preferred shares of TIP will pay a 6% dividend per annum and are convertible at the rate of one to one any time after issuance to restricted rule 144 common shares of our $0.001 par value common stock. Our preferred shares will pay a 5% dividend per annum and are convertible at the rate of three to one any time after issuance to restricted rule 144 common shares of our $0.001 par value common stock. The total value of this transaction is based upon the evaluation of Subsurface's proven producing reserves at $32,095,940 and $478,000 for certain oil field equipment, resulting in a total value of $32,573,940.

         As a result of these acquisitions, we also acquired two oil and gas leases from Southwin Financial, Ltd. that had been leased to TIP on March 9, 1999. These leases are comprised of 960 acres in Edwards County, Texas and 979 acres in Pecos County, Texas. Southwin received 10,102,696 shares of TIP common stock as consideration for the leases prior to our acquisition of TIP. Following our acquisition of TIP, Southwin received 358,500 shares of our common stock.

         We obtained a line of credit on April 13, 1999 and amended it on December 1, 1999 from Ravendale Financial, Inc., a stockholder of the Company, due on August 9, 2000 with interest accruing at 10.50%. Funds available from this line of credit are $75,000. We have a current balance of 55,550.

         We have received various non-interest loans from officers, directors and relatives totaling $16,475, which is due on September 15, 2000.

7:2 Exempt

         Not Applicable

7:3 Parent Company

         Not Applicable.

7:4 Transactions with Promoters

         Not applicable.

ITEM 8. DESCRIPTION OF SECURITIES

8:1 Common or Preferred Stock

Common Stock

         The Articles of Incorporation authorize the issuance of 20,000,000 shares of common stock, with a par value of $0.001, As of December 31, 1999, we had 6,348,235 shares of common stock issued and outstanding, all fully paid and non-assessable. Holders of Common Shares of the Company are entitled to share ratably in all of our assets available for distribution upon winding up of the affairs of the Company, after payment of all debts and any other liabilities we may have, and subject to prior rights of any preferred stock then outstanding.

         Holders of common stock have no preemptive or conversion rights or subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. Holders of the Company stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors.

Preferred Stock

         The Articles of Incorporation authorize the issuance of 10,000 shares of Class B 5% convertible preferred stock, $40.00 par value. As of December 31, 1999, we had 7,000 shares of preferred stock issued and outstanding. Each preferred stock share is convertible into 3 shares of our common stock shares. In liquidation, the Class B stockholders are entitled to receive an amount equal to their purchase price of the shares plus declared but unpaid dividends. The Class B stockholders have liquidation preference over the common stockholders. As of December 31, 1999, there were no accrued dividends and the total liquidation value was $280,000. No Cumulative Voting. Holders of the Company stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors.

8:2 Debt Securities

         Not Applicable

8:3 Other Securities

Not Applicable

PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

1:1 Market Information

         Our common stock currently trades on the Pink Sheets under the symbol "WSCO". From March 16, 1999 to December 15, 1999, our shares were traded on the OTC Bulletin Board. Our high and low trading price and volume for the past five
(5) quarters are listed in the following table:

Quarterly WSCO Stock Trading Summary

Quarter           High           Low              Close           Volume
1st Q 1999        6              1.625            1.625           2,700
2nd Q 1999        7.25           .15              5.25            25,400
3rd Q 1999        5.25           .13              .28             276,300
4th Q 1999        1.625          .13              .75             1,095,700
1st Q 2000        1              .15              .3125           203,600


         The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

         As of the date of this Registration Statement, we have no outstanding options to purchase shares of our $.001 par value common stock.

         As of December 31, 1999, of the 6,348,235 total Common Stock shares issued and outstanding, 2,596,538 shares were considered to be restricted pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

No Assurance of Continued Public Trading Market

         Since March 16, 1999, there has been only a limited public market for our common stock. Our common stock is currently quoted on the "Pink Sheets". As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. In addition, the common stock is currently subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

         The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell our common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

1:2 Holders

         As of December 31, 1999, there were 869 holders of record of the Company's Common Stock, and the number of beneficial holders of 5% or more of our securities was 4.

1:3 Dividends

         Holders of shares of the Company's Common Stock are entitled to receive ratably, dividends if any, of cash or stock. Our directors are responsible for the declaring of dividends, cash or stock. If a cash dividend, it shall be paid out of funds legally available for dividends. We have not in the past paid dividends of any type.

Possible Anti-Takeover Effects of Authorized but Unissued Stock

         Our authorized but unissued common capital stock consists of 13,651,765 Shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of our management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in our best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

ITEM 2. LEGAL PROCEEDINGS

2:1 Pending Legal Proceeding

         We are not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against us has been threatened.

2:2 Government Authority Contemplating

         Not Applicable.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Since our inception in 1998 and up to the present time, our principal independent accountant has neither resigned (or declined to stand for reelection) nor been dismissed. Our independent accountant is Turner, Stone & Company, LLP, 12700 Park Central Drive, Suite 1610, Dallas, Texas 75251. There are no changes in and disagreements with accountants on accounting and financial disclosure.

3:1 Accountant Dismissed

         Not Applicable.

3:2 Accountant Disclosures

         Not Applicable.

3:3 Detail of Subject Matter

         Not Applicable.

3:4 Discussions with Board of Directors

         Not Applicable.

3:5 Accountant Authorized to Issue Subsequent Report

         Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

4:1 Date, Title, and Amount Sold

         As of December 31, 1999, we had 6,348,235 shares of our $.001 par value common stock issued and outstanding of which 5,292,235 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 1,056,000 shares were issued in transactions exempt by reasons of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, for a total offering price of $2,773. There were no commissions or other fees paid.

Date              Class             Shares            Price             Payment          Total PPM         Issued To:
                                                                                         Price/ Type
                                                                                         of Service/
                                                                                         Value of
                                                                                         Acquisit-
                                                                                         ion
4/22/99           COMMON            295,408           OPENING           N/A              N/A               VARIOUS
                                    -------
                                    TOTAL                                                TOTAL             TIP
                                    SHARES:                                              VALUE:            ACQUISITION
                                    2,000,000                                            $50,513,541
                                    ---------
5/24/99           Common            1,000,000         $25.25            Acquisition      $25,256,770       Southwin
                                                                        of Assets                          Financial,
                                                                        (TIP)                              Ltd.
7/1/99            Common            1,000,000         $25.25            Acquisition      $25,256,771       Litchfield
                                                                        of Assets                          Petroleum
                                                                        (TIP)

                                    TOTAL                                                CONVERSION        TIP
                                    SHARES:                                              TO                ACQUISITION
                                    1,628,727                                            WOLFSTONE
                                    ---------                                            COMMON

5/14/99           Common            1,028,727         $0.001            Acquisition                        TIP Share-
                                                                        of Assets                          holders
                                                                           (TIP)

7/1/99            Common            600,000           $0.001            Acquisition      ($1,056           Vance
                                                                        of Assets        504 PPM)          Energy,
                                                                        (TIP)                              Grayson
                                                                                                           Financial
                                                                                                           Loma
                                                                                                           Holdings

                                    TOTAL
                                    SHARES:                                              VALUE:            SHARES
                                    2,424,100                                            $8,078.94         ISSUED FOR
                                    ---------                                                              CASH AND
                                                                                                           SERVICES

4/22/99           Common            396,000           $0.001            Cash             $1,056            Julianem
                                                                                         504 PPM           Family
                                                                                                           Trust

5/14/99           Common            1,450,159         $0.001            General and      $1,450            25 Entities
                                                                        Admin                              and
                                                                        Services                           Individuals

                                       77




5/20/99           Common            60,000            $0.001            General and      $60               Scofield,
                                                                        Admin            ($1,056           O'Leary
                                                                        Services         504 PPM)

6/17/99           Common            511,000           $0.001            General and      $511              6 Entities
                                                                        Admin                              & Indiv
                                                                        Services
6/28/99           Common            1,941             $0.001            Cash             $1.94             Burg

11/2/99           Common            5,000             $1.00             Legal            $5,000            Faulkner
                                                                        Services

12/31/99          BALANCE           6,348,235


         Between March 1, 1999 and April 6, 1999, we issued to 6 individuals and entities an aggregate 1,056,000 shares of our $.001 par value common stock at $0.001 each by virtue of Rule 504 of Regulation D promulgated pursuant to
Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $1,056 in cash. We filed our amended closing form D on April 6, 1999. The dates listed within this section 4.1 reflect the physical issuance of the stock certificate. Our secretary, Steve Burg, purchased 1,941 shares in June of 1999. Prior to joining us as secretary, Mr. Burg was affiliated with the Julianem Family Trust, which purchased 396,000 shares in April of 1999.

         Between November 26, 1999 and the date of this amended filing we have not had any sales of unregistered securities.

         Shares issued to Southwin Financial, Ltd., Litchfield Petroleum Ltd., Vance Energy, Grayson Financial and Loma Holdings were issued in connection with our acquisition of TIP. Subsequent to this issuance, some of these shares have been redistributed by the respective entities among themselves and to Rockwood Resources, Inc., as reflected in Item 4, Section 4.1, "Security Ownership of Certain Beneficial Owners".

4:2 Underwriters

         Not Applicable.

4:3 Offering Price

         Not Applicable.

4:4 Exemption Applied

         Not Applicable.

4:5 Conversion Terms

         Not Applicable.

4:6 Report Items

         Not Applicable.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         No director of the Company will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit. The By-laws provide for indemnification of our directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

         The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751). Our officers and directors are accountable to us as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company.

         In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to us, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from us.

PART F/S

ITEM 1.           FINANCIAL STATEMENTS




                              WOLFSTONE CORPORATION

                                AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                       AND

                                UNAUDITED REPORT

                          FOR THE PERIODS APRIL 1, 1999

                            THROUGH DECEMBER 31, 1999

                                 C O N T E N T S
                                 ---------------

CONSOLIDATED BALANCE SHEET....................................................83

CONSOLIDATED STATEMENT OF OPERATIONS..........................................84

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY................................85

CONSOLIDATED STATEMENT OF CASH FLOWS..........................................86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................87-100

                     WOLFSTONE CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET

                       APRIL 1, 1999 AND DECEMBER 31, 1999


                                     Assets

Current assets:
Cash                                                                 $       276
Accounts receivable                                                        8,237
Total Current Assets                                                       8,513

Oil & gas properties,
accounted for using the
successful efforts method:

Oil & gas interests,                                                  82,590,790
proved properties, net
of $18,697 of
accumulated depletion

Support equipment, at                                                    426,552
cost, net of $51,448 of
accumulation
depreciation
                                                                      83,017,342
                                                                     $83,025,855

                                 Liabilities and
                              Stockholders' Equity

Current liabilities:
Accounts payable                                                   $      7,462
Interest Payable                                                          2,225
Notes payable                                                           262,025
Total Current                                                           271,712
liabilities

Commitments and                                                               -
contingencies

Stockholders' equity:

Preferred stock, $40 par                                                280,000
value, 10,000 shares
authorized, 7,0000
shares issued and
outstanding of Class B
convertible, liquidation
value $280,000

Common stock, $.001 par                                                   6,348
value, 20,000,000 shares
authorized, 6,348,235
shares issued and
outstanding

Paid in capital in                                                   82,946,561
excess of par

Deficit accumulated                                                    (478,766)
during the development
stage
                                                                     82,754,143
                                                                    $83,025,855

The accompanying notes are an integral part of the consolidated financial statements.

                     WOLFSTONE CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE PERIODS NOVEMBER 6, 1988 (INCEPTION)
                   AND APRIL 1, 1999 THROUGH DECEMBER 31, 1999



                                                  November 6, 1998     April 1, 1999
                                                 December 31, 1999   December 31, 1999
Revenues                                             $54,000            $54,000

Operating expenses:

Production costs                                     107,770            107,770

General and                                          352,626            352,626
administrative

Depreciation and                                      70,145             70,145
depletion
                                                     530,541            530,541
Operating loss                                      (476,541)          (476,541)

Interest expense                                       2,225              2,225

Loss before income taxes                            (478,766)          (478,766)

Provisions for income                                      -                  -
taxes

Net loss                                           $(478,766)         $(478,766)

Net loss per share:

Basic                                              $   (0.14)         $   (0.14)

Diluted                                            $   (0.14)         $   (0.14)



The accompanying notes are an integral part of the consolidated financial statements.


                     WOLFSTONE CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                FOR THE PERIODS NOVEMBER 6, 1998) (INCEPTION AND
                     APRIL 1, 1999 THROUGH DECEMBER 31, 1999



                  TIP      Preferred   Preferred   Stock      Additional    Common     Paid-In      Accumulated
                           Stock                                            Stock
                  Shares   Amount      Shares      Amount     Shares        Amount     Capital      Deficit            Total
Balance at                                                    12,299,644    $12,300        $75        $(12,300)         $75
November 6,
1998

Cancella-                                                     (6,393,909)    (6,394)                     6,394
tion of
shares
prior to
merger

Reverse                                                       (5,610,327)    (5,611)                     5,611
stock split
at 20 to 1
And merger
(Note 1)

Balance at                                                       295,408        295         75             295           75
April 1,
1999

Issuance of                                                    2,424,100      2,424                                   2,424
common
stock for
services

Issuance of                               2,000  $80,000       2,000,000      2,000 50,431,926                   50,513,926
common and
preferred
stock in
exchange
for oil and
gas proper-
ties




Issuance of     1,628,727   32,574,540    5,000  200,000                              (200,637)                  32,573,903
common and
TIP Prefer-
red stock
in exchange
for oil and
gas proper-
ties

Conversion     (1,628,727) (32,574,540)                        1,628,727      1,629 32,572,911                            0
of TIP
preferred
Stock for
common
stock

Additional                                                                             142,286                      142,286
capital
contribute

Net loss                                                                                              (478,766)    (478,766)

Balance at                                7,000 $280,000       6,348,235     $6,348 $82,946,561      $(478,766) $82,753,848
December
31, 1999

The accompanying notes are an integral part of the consolidated financial statements.

                                       87


                     WOLFSTONE CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE PERIODS NOVEMBER 6, 1998 (INCEPTION)
                   AND APRIL 1, 1999 THROUGH DECEMBER 31, 1999

                                                 For the Period November      For the Period April 1,
                                                 6, 1998 (inception)          1999 through December
                                                 through December 31,         31, 1999
                                                 1999
Cash flows from
operating activities:

Net loss                                         $   (478,766)                $   (478,766)

Adjustment to reconcile
net loss to net cash
used in operating
activities:

Depreciation and                                       70,145                       70,145
depletion expense

Interest Expense                                        2,225                        2,225

Common stock issued for                                 2,424                        2,424
services

(Increase) decrease in                                 (8,237)                      (8,237)
accounts receivable

Increase (decrease) in                                  7,462                        7,462
accounts payable

Increase (decrease in                                 190,000                      190,000
notes payable for start
up costs

Net cash used in                                     (214,747)                    (214,747)
operating activities

Cash flows from                                             -                            -
investing activities




Cash flows from financing activities:

Proceeds from notes                                    72,737                      725,737
payable

Additional capital                                    142,286                      142,286
contributed

Net cash provided by                                  215,023                      215,023
financing activities

Net increase in cash                                      276                          276

Cash at March 31, 1999                                      -                            -

Cash at December 31,                             $        276                 $        276
1999

SUPPLEMENTAL SCHEDULE OF
NON-CASH INVESTING AND
FINANCING ACTIVITIES

Issuance of common and                           $ 83,087,829
preferred stock shares
in acquisitions of oil
and gas properties

Issuance of common stock                         $    192,419
and note payable in
exchange for start up
services

The accompanying notes are an integral part of the consolidated financial statements.

                              WOLFSTONE CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Integrated Direct, Inc. (IDI) was incorporated in the state of Delaware on March 15, 1990. IDI operated a direct mail business until it filed for protection under Chapter 11 of the bankruptcy code on September 22, 1992. On June 8, 1994, the case was converted to Chapter 7 and on December 17, 1998, IDI was discharged from its debts and it emerged from bankruptcy. On February 23, 1999, IDI reincorporated in the state of Nevada and issued 295,408 common stock shares in exchange for all of the 5,905,735 common stock shares of IDI, effecting a 20 to 1 reverse stock split and changing its domicile from Delaware to Nevada. On that date, IDI changed its name to Wolfstone Corporation (the Company). There were no assets or liabilities of IDI prior to this transaction. The Company, an independent oil and gas company in the development stage, is planning to engage in the exploration and development of domestic oil and gas properties located in Texas.

Business combinations

During the period April 1, 1999 through December 31, 1999, the Company acquired its oil and gas properties through its two subsidiaries in transactions accounted for as purchases (Note 3). In both acquisitions, the purchase price was allocated to the fair values of the assets acquired with no portion of the purchase price allocated to goodwill.

The Company acquired 100% of the outstanding common stock of Texas International Petroleum, Inc. (TIP), a Texas corporation, on April 3, 1999, in exchange for 2,000,000 common stock shares and 2,000 Class B preferred shares valued at $40 per share. TIP owns oil and gas properties (Note 3). The accompanying consolidated statements of income include TIP's results of operations subsequent to April 3, 1999.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TIP acquired 100% of the outstanding common stock of Subsurface Energy Corp.
(SEC), a Texas corporation, on April 9, 1999 in exchange for 1,628,727 TIP Class A preferred convertible shares valued at $20 per share and 5,000 Class B preferred shares of the Company valued at $40 per share. The conversion rate is 1:1 and entitles the stockholder to convert into common stock shares of Wolfstone Corporation. On June 6, 1999, stockholders of the TIP Class A preferred stock converted their shares into 1,628,727 shares of Wolfstone common stock. No gain or loss was recognized by the Company from these transactions with TIP's convertible preferred stock.

The oil and gas properties acquired have not had any recent production prior to acquisition.

Principles of consolidation

The accompanying consolidated financial statements include the general accounts of the Company and its wholly owned subsidiaries, Texas International Petroleum, Inc. (TIP) and Subsurface Energy Corp. (SEC). All intercompany transactions and accounts have been eliminated in the consolidation and material intervening transactions have been accounted for.

Method of accounting for oil and gas properties

The Company recognizes revenues from its oil and gas sales when at the time the oil and gas is transferred to the pipeline companies.

The Company uses the successful efforts method of accounting for oil and gas producing activities as set forth in the Statement of Financial Accounting Standards No. 19, as amended. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed as incurred.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period.

Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit of production method. Support equipment and other property and equipment are carried at cost and depreciated over their estimated useful lives.

Proved oil and gas properties are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are being provided by accelerated methods for financial and tax reporting purposes over estimated useful lives of five to seven years. Depreciation expense for support equipment was $51,448 for the period ended December 31, 1999.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include the valuation of proved undeveloped reserves related to the oil and gas properties. The oil and gas properties constitute 99% of total assets at December 31, 1999. The ultimate recovery of proved undeveloped reserves is dependent on the success of future development of the properties and in the Company's ability to complete the development.

Cash flow

For purposes of the statement of cash flows, cash includes demand deposits and time deposits with maturities of less than three months. None of the Company's cash is restricted.

Net loss per share

Basic loss per share amounts are computed by dividing the net loss plus preferred stock dividends by the weighted average number of common stock shares outstanding. Diluted loss per share amounts reflect the maximum dilution that would have resulted from the conversion of the preferred stock shares (Note 2).

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Diluted loss per share amounts are computed by dividing the net loss by the weighted average number of common stock shares outstanding plus the assumed conversion of preferred stock shares into an equivalent of 21,000 common stock shares.

For the period ended December 31, 1999, basic loss per share amounts are based on 3,375,910 weighted average shares of common stock outstanding, respectively. Diluted loss per share amounts are based on 3,396,910 weighted average shares of common stock outstanding, respectively.

2.       PREFERRED STOCK

During the period April 1, 1999 through December 31, 1999, the Company issued 7,000 shares of Class B 5% cumulative preferred stock, with a $40 par value. Each preferred stock share is convertible into 3 shares of the Company's common stock shares. In liquidation, the Class B stockholders are entitled to receive an amount equal to their purchase price of the shares plus declared but unpaid dividends. The Class B stockholders have liquidation preference over the common stockholders. At December 31, 1999, there were no accrued dividends and the total liquidation value was $280,000.

3.       OIL AND GAS PROPERTIES

Texas International Petroleum owns oil, gas and mineral leases that consist of approximately 1,939 acres and are located in Edwards County and Pecos County, Texas.

The oil and gas properties have been appraised by independent petroleum geologists. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                    Net Present        Net Present
                                    Value              Value
Net Oil           Net Gas           @ 0% Discount      @ 10% Discount
(Bbls)            (MCF)             $USD               $USD

  7,160,238                         $43,286,964        $13,276,466
                  49,904,391        $99,909,363        $37,237,081

Subsurface Energy Corp. (SEC) owns oil, gas and mineral leases that consist of approximately 3,048 acres located in various west Texas counties.

A subsequent appraisal of the oil and gas properties by independent petroleum geologists dated December 31, 1999 supports the following valuation.

                                    Net Present        Net Present
                                    Value              Value
Net Oil           Net Gas           @ 0% Discount      @ 10% Discount
(Bbls)            (MCF)             $USD               $USD

  4,042,686       17,051,626        $116,560,721       $41,753,076


The net present value of the oil and gas reserves is based on estimates of future cash inflows and cash outflows over 30 years. The cash outflows include direct and indirect production costs. In addition, future cash outflows include severance and ad valorem taxes but not income taxes.

Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells, which include producing, and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

4. COMMITMENTS AND CONTINGENCIES

Leases

The Company's home office facilities are currently being provided without charge by a corporation owned by the Company's president. The fair rental value of this space provided is not material.

At December 31, 1999, the Company was not obligated under any noncancelable operating or capital lease agreements.

Year 2000 computer compliance

Management believes the Company's computer hardware and the software is currently in compliance with the year 2000 dating issues. Furthermore, management does not believe any additional significant costs will be incurred in dealing with this issue and the accompanying consolidated financial statements do not contain any reserve for this contingency. The Company has charged to expense when incurred approximately $2,000 related to becoming year 2000 compliant.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Because of the unprecedented nature of the year 2000 issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the Company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that parties with whom the Company does business will be year 2000 ready.

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Management does not believe that the outcome of any of those matters will have a material adverse effect on the Company's consolidated financial position, operating results or cash flows.

5. INCOME TAXES

The Company uses the accrual method of accounting for tax reporting purposes. At December 31, 1999, the Company had a net operating loss carryforward for financial and tax reporting purposes of approximately $478,000 which expires through the year 2014.

Deferred income taxes are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of those assets and liabilities that will result in taxable or deductible amounts in future years.

For the period ended December 31, 1999, pursuant to Statement of Financial Accounting Standards No. 109, the Company has recognized deferred tax assets and liabilities which have been offset by valuation allowances in the same amount. Significant components of the Company's deferred tax assets and liabilities are summarized below.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets:

Net operating loss carryforward                            $162,780

Deferred tax liability:

Intangible drilling costs                                  -

Depletion                                                  (6,357)
                                                           (6,357)
                                                           156,423

Valuation allowance                                        156,423

Net deferred tax asset                                     $-
(liability)

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Company's effective tax rate for the period ended December 31, 1999 is as follows.

Tax benefit computed at statutory rate                               $(156,423)
Valuation allowance increase                                           156,423
                                                                     ----------

Income tax expense                                                   $       -
                                                                     ==========

6. FINANCIAL INSTRUMENTS

The Company's financial instruments, which potentially subject the Company to credit risks, consist of its cash, accounts receivable and notes payable.

Cash

The Company maintains its cash in bank deposit and other accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and does not believe it is subject to any credit risks involving its cash.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable

The Company accounts receivable are unsecured and represent oil production sales not collected at the end of the year. Management believes it is not exposed to any significant credit risks affecting accounts receivable and that these accounts receivable are fairly stated at estimated net realizable amounts.

Notes payable

Management believes the carrying value of these notes represent the fair value of these financial instruments because their terms are similar to those in the lending market for comparable loans with comparable risks.

7. STOCK OPTIONS AND WARRANTS

As of December 31, 1999, the Company has not adopted any stock option plans and no stock options or warrants have been granted or issued.

8. NOTES PAYABLE

The following is a summary of notes payable as of December 31, 1999:

         Line of Credit dated April 13, 1999 and amended on December 1, 1999 from Ravendale Financial, Inc., a stockholder of the Company, due on August 9, 2000 with interest accruing at 10.50%. Funds available from this line of credit are $75,000.

         Balance:                                                       $55,550

         Various non-interest loans from officers, directors, and relatives due September 15, 2000.

         Balance:                                                       $16,475

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Non-interest bearing note, dated February 24, 1999, payable to Southwin Financial, Ltd., a stockholder of the Company, due September 15, 2000, issued in exchange for organizational services.

         Balance:                                                      $190,000

         Total:                                                        $262,025

9. REVENUE

         The Company had revenues of $54,000 from April 1, 1999 through December 31, 1999 from oil and gas production. The Company sold 2,359 barrels of oil and 9,914 mcf of natural gas. The price of oil and natural gas was $18.11 and $2.54 respectfully on December 31, 1999.

10. CONTRIBUTED CAPITAL

         Garry Duncan the President of the Company and Robert McMillan the Chief Financial Officer of the Company contributed time and services of $92,286 and $50,000 respectfully during 1999 for a total of $142,286.

                              WOLFSTONE CORPORATION

                                AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITOR'S REPORT

                  FOR THE PERIODS NOVEMBER 6, 1998 (INCEPTION)

                    THROUGH MARCH 31, 1999 AND JULY 31, 1999

C O N T E N T S

AUDITOR'S REPORT...........................................................103

CONSOLIDATED BALANCE SHEET.................................................104

CONSOLIDATED STATEMENT OF OPERATIONS.......................................106

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY.............................107

CONSOLIDATED STATEMENT OF CASH FLOWS.......................................109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.............................111-120

Independent Auditors' Report

Board of Directors and Stockholders
WolfStone Corporation and subsidiaries
Woodbridge, California

We have audited the accompanying balance sheet of WolfStone Corporation and subsidiaries (a development stage company), as of March 31, 1999 and July 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the period November 6, 1998 (inception) through March 31, 1999 and July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WolfStone Corporation and subsidiaries at March 31, 1999 and July 31, 1999, and the consolidated results of their operations and cash flows for the period November 6, 1998 (inception) through March 31, 1999 and July 31, 1999 in conformity with generally accepted accounting principles.

/s/  Turner, Stone & Company, LLP
Turner, Stone & Company, LLP
Certified Public Accountants

October 28, 1999
Dallas, Texas

                                      WOLFSTONE CORPORATION AND SUBSIDIARIES
                                           (A Development Stage Company)
                                            CONSOLIDATED BALANCE SHEET
                                         MARCH 31, 1999 AND JULY 31, 1999


                                     Assets

                                                       July             March
Current assets:

Cash                                              $     5,396        $        75

Accounts receivable                                    12,491                  -

Total Current Assets                                   17,887                 75

Oil & gas properties,
accounted for using the
successful efforts method:

Oil & gas interests,                               82,600,342                  -
proved properties, net
of $18,697 of
accumulated depletion

Support equipment, at                                 456,859                  -
cost, net of $51,448 of
accumulation
depreciation
                                                   83,057,201                  -
                                                   83,075,088        $        75

                                 Liabilities and
                              Stockholders' Equity

Current liabilities:

Accounts payable                              $      7,751                   $-

Notes payable                                      224,000                    -

Total Current                                      231,751                    -
liabilities

Commitments and                                          -                    -
contingencies

Stockholders' equity:

Preferred stock, $40 par                           280,000                    -
value, 10,000 shares
authorized, 7,0000
shares issued and
outstanding of Class B
convertible, liquidation
value $280,000

Common stock, $.001 par                              6,343                  295
value, 20,000,000 shares
authorized, 6,348,235
and 295,408 shares
issued and outstanding,
respectively

Paid in capital in                              82,826,561                   75
excess of par

Deficit accumulated                               (269,567)                (295)
during the development
stage
                                                82,843,337                   75
                                              $ 83,075,088         $         75


The accompanying notes are an integral part of the consolidated financial statements.


                     WOLFSTONE CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)
                    THROUGH MARCH 31, 1999 AND JULY 31, 1999



                                                           July             March
Revenues                                                 $  25,781            $-

Operating expenses:

Production costs                                            49,219             -

General and                                                215,548             -
administrative

Depreciation and                                            30,286             -
depletion
                                                           295,053             -
Operating loss                                            (269,272)            -

Interest expense                                                 -             -

Loss before income taxes                                  (269,272)            -

Provisions for income                                            -             -
taxes

Net loss                                                 $(269,272)           $-

Net loss per share:

Basic                                                    $   (0.08)           $-

Diluted                                                  $   (0.08)           $-



The accompanying notes are an integral part of the consolidated financial statements.

                                       106

                     WOLFSTONE CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)
                    THROUGH MARCH 31, 1999 AND JULY 31, 1999


                      Preferred      Stock       Common        Stock       Additional      Accumulated
                                                                           Paid-In
                      Shares         Amount      Shares        Amount      Capital         Deficit              Total
Balance at                   -       $   -       12,299,644    $12,300         $75          $(12,300)             $75
November 6,
1998

Cancel-                                          (6,393,909)    (6,394)                        6,394                -
lation of
shares
prior to
merger

Reverse                                          (5,610,327)    (5,611)                        5,611                -
stock split
at 20 to 1
and merger
(Note 1)

Balance at                   -           -          295,408        295          75              (295)              75
March 31,
1999

Issuance of                                       2,419,100      2,419                                          2,419
common
stock for
services



Issuance of                                       2,000,000      2,000  50,511,926                         50,513,926
common
stock in
exchange
for oil and
gas
properties

Issuance of              7,000     280,000        1,628,727      1,629  32,292,274                         32,573,903
preferred
and common
stock in
exchange
for oil and
gas
properties

Additional                                                                  22,286                             22,286
capital
contributed

Net loss                                                                                    (269,272)        (269,272)

Balance at               7,000    $280,000        6,343,235     $6,343 $82,826,561         $(269,567)     $82,843,337
July 31,
1999

The accompanying notes are an integral part of the consolidated financial statements.

                     WOLFSTONE CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)
                    THROUGH MARCH 31, 1999 AND JULY 31, 1999


                                                       July              March
Cash flows from
operating activities:

Net loss                                            $   (269,272)         $-

Adjustment to reconcile
net loss to net cash
used in operating
activities:

Depreciation and                                          30,286           -
depletion expense

Common stock issued for                                    2,419           -
services

(Increase) decrease in                                   (12,491)          -
accounts receivable

Increase (decrease) in                                     8,093           -
accounts payable

Increase (decrease in                                    190,000           -
notes payable for start
up costs

Net cash used in                                         (50,965)          -
operating activities

Cash flows from                                                -           -
investing activities

Cash flows from
financing activities:

Proceeds from notes                                       34,000           -
payable

Additional capital                                        22,286           -
contributed

Net cash provided by                                      56,361           -
financing activities

Net increase in cash                                       5,396           -

Cash at November 6, 1998                                       -           -

Cash at July 31, 1999                               $      5,396           -

                            SUPPLEMENTAL SCHEDULE OF
                             NON-CASH INVESTING AND
                              FINANCING ACTIVITIES

Issuance of common and                              $ 83,087,829           -
preferred stock shares
in acquisitions of oil
and gas properties

Issuance of common stock                            $    192,419           -
and note payable in
exchange for start up
services

The accompanying notes are an integral part of the consolidated financial statements.

                              WOLFSTONE CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Integrated Direct, Inc. (IDI) was incorporated in the state of Delaware on March 15, 1990. IDI operated a direct mail business until it filed for protection under Chapter 11 of the bankruptcy code on September 22, 1992. On June 8, 1994, the case was converted to Chapter 7 and on December 17, 1998, IDI was discharged from its debts and it emerged from bankruptcy. On February 23, 1999, IDI reincorporated in the state of Nevada and issued 295,408 common stock shares in exchange for all of the 5,905,735 common stock shares of IDI, effecting a 20 to 1 reverse stock split and changing its domicile from Delaware to Nevada. On that date, IDI changed its name to Wolfstone Corporation (the Company). There were no assets or liabilities of IDI prior to this transaction. The Company, an independent oil and gas company in the development stage, is planning to engage in the exploration and development of domestic oil and gas properties located in Texas.

Business Combinations

During the period November 6, 1998 (inception) through July 31, 1999, the Company acquired its oil and gas properties through its two subsidiaries in transactions accounted for as purchases (Note 3). In both acquisitions, the purchase price was allocated to the fair values of the assets acquired with no portion of the purchase price allocated to goodwill.

The Company acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation ("TIP"), in March of 1999, in exchange for 2,000,000 common stock shares and 2,000 Class B preferred shares valued at $40 per share. TIP owns oil and gas properties (Note 3). The accompanying consolidated statements of income include TIP's results of operations subsequent to March 31, 1999.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TIP acquired 100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface"), on April 9, 1999 in exchange for 1,600,000 TIP Class A preferred convertible shares valued at $20 per share and 5,000 Class B preferred shares of the Company valued at $40 per share. The conversion rate is 1:1 and entitles the stockholder to convert into common stock shares of Wolfstone Corporation. On June 6, 1999, stockholders of the TIP Class A preferred stock converted their shares into Wolfstone common stock. The accompanying consolidated statements of income include Subsurface's results of operations subsequent to March 31, 1999.

The oil and gas properties acquired have not had any recent production prior to acquisition.

Principles of Consolidation

The accompanying consolidated financial statements include the general accounts of the Company and its wholly owned subsidiaries, TIP and Subsurface Energy Corp. All intercompany transactions and accounts have been eliminated in the consolidation and material intervening transactions have been accounted for.

Method of Accounting for Oil and Gas Properties

The Company recognizes revenues from its oil and gas sales when at the time the oil and gas is transferred to the pipeline companies.

The Company uses the successful efforts method of accounting for oil and gas producing activities as set forth in the Statement of Financial Accounting Standards No. 19, as amended. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed as incurred.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit of production method. Support equipment and other property and equipment are carried at cost and depreciated over their estimated useful lives.

Proved oil and gas properties are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are being provided by accelerated methods for financial and tax reporting purposes over estimated useful lives of five to seven years. Depreciation expense for support equipment was $21,141 for the period ended July 31, 1999.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include the valuation of proved undeveloped reserves related to the oil and gas properties. The oil and gas properties constitute 99% of total assets at July 31, 1999. The ultimate recovery of proved undeveloped reserves is dependent on the success of future development of the properties and in the Company's ability to complete the development.

Cash Flow

For purposes of the statement of cash flows, cash includes demand deposits and time deposits with maturities of less than three months. None of the Company's cash is restricted.

Net loss per share

Basic loss per share amounts are computed by dividing the net loss plus preferred stock dividends by the weighted average number of common stock shares outstanding. Diluted loss per share amounts reflect the maximum dilution that would have resulted from the conversion of the preferred stock shares (Note 2).

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Diluted loss per share amounts are computed by dividing the net loss by the weighted average number of common stock shares outstanding plus the assumed conversion of preferred stock shares into an equivalent of 21,000 common stock shares.

For the period ended July 31, 1999, basic loss per share amounts are based on 3,375,910 weighted average shares of common stock outstanding, respectively. Diluted loss per share amounts are based on 3,396,910 weighted average shares of common stock outstanding, respectively.

2. PREFERRED STOCK

During the period November 6, 1998 (inception) through July 31, 1999, the Company issued 7,000 shares of Class B 5% cumulative preferred stock, with a $40 par value. Each preferred stock share is convertible into 3 shares of the Company's common stock shares. In liquidation, the Class B stockholders are entitled to receive an amount equal to their purchase price of the shares plus declared but unpaid dividends. The Class B stockholders have liquidation preference over the common stockholders. At July 31, 1999, there were no accrued dividends and the total liquidation value was $280,000.

3. OIL AND GAS PROPERTIES

Texas International Petroleum (TIP) owns oil, gas and mineral leases that consist of approximately 1,939 acres located in Edwards County and Pecos County, Texas.

The oil and gas properties have been appraised by independent petroleum geologists. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                  Net Present            Net Present
                                  Value                  Value
Net Oil        Net Gas            @ 0% Discount          @ 10% Discount
(Bbls)          (MCF)             $USD                   $USD

  7,160,238                       $43,286,964            $13,276,466
               49,904,391         $99,909,363            $37,237,081


On April 9, 1999, Subsurface issued 3,209,594 shares of common stock in exchange for proven oil and gas reserves and certain oil field equipment from Ravendale Financial, Inc. The cost of the assets acquired was based on the acquisition costs recorded by Ravendale Financial, Inc. in January, 1999, which was $32,095,940 for the oil and gas properties and $478,000 for the oil field equipment.

A subsequent appraisal of the oil and gas properties by independent petroleum geologists dated July 31, 1999 supports the following valuation.

                                  Net Present            Net Present
                                  Value                  Value
Net Oil        Net Gas            @ 0% Discount          @ 10% Discount
(Bbls)          (MCF)             $USD                   $USD

  4,042,686    17,051,626         $116,560,721           $41,753,076

The net present value of the oil and gas reserves is based on estimates of future cash inflows and cash outflows over 30 years.

The cash outflows include direct and indirect production costs. In addition, future cash outflows include severance and ad valorem taxes but not income taxes.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled. Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells which include producing and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill- stem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

4.  COMMITMENTS AND CONTINGENCIES

Leases

The Company's home office facilities are currently being provided without charge by a corporation owned by the Company's president. The fair rental value of this space provided is not material.

At July 31, 1999, the Company was not obligated under any noncancelable operating or capital lease agreements.

Year 2000 Computer Compliance

Management believes the Company's computer hardware and the software is currently in compliance with the year 2000 dating issues. Furthermore, management does not believe any additional significant costs will be incurred in dealing with this issue and the accompanying consolidated financial statements do not contain any reserve for this contingency. The Company has charged to expense when it incurred approximately $2,000 related to becoming year 2000 compliant.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Because of the unprecedented nature of the year 2000 issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the Company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that parties with whom the Company does business will be year 2000 ready.

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Management does not believe that the outcome of any of those matters will have a material adverse effect on the Company's consolidated financial position, operating results or cash flows.

5.  INCOME TAXES

The Company uses the accrual method of accounting for tax reporting purposes. At July 31, 1999, the Company had a net operating loss carryforward for financial and tax reporting purposes of approximately $260,000 which expires through the year 2014.

Deferred income taxes are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of those assets and liabilities that will result in taxable or deductible amounts in future years.

For the period ended July 31, 1999, pursuant to Statement of Financial Accounting Standards No. 109, the Company has recognized deferred tax assets and liabilities which have been offset by valuation allowances in the same amount. Significant components of the Company's deferred tax assets and liabilities are summarized below.

                              WOLFSTONE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Deferred tax assets:
Net operating loss carryforward                            $90,830
Deferred tax liability:
Intangible drilling costs                                  -
Depletion                                                  (3,109)
                                                           (3,109)
                                                           87,721

Valuation allowance                                        (87,721)
Net deferred tax asset                                     $-
(liability)

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Company's effective tax rate for the period ended July 31, 1999 is as follows.

  Tax benefit computed at statutory rate   $(  90,830)
  Valuation allowance increase                 90,830

  Income tax expense                       $        -

6.  FINANCIAL INSTRUMENTS

The Company's financial instruments, which potentially subject the Company to credit risks, consist of its cash, accounts receivable and notes payable.

Cash

The Company maintains its cash in bank deposit and other accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and does not believe it is subject to any credit risks involving its cash.

                              WOLFSTONE CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable

The Company accounts receivable are unsecured and represent oil production sales not collected at the end of the year. Management believes it is not exposed to any significant credit risks affecting accounts receivable and that these accounts receivable are fairly stated at estimated net realizable amounts.

Notes payable

Management believes the carrying value of these notes represent the fair value of these financial instruments because their terms are similar to those in the lending market for comparable loans with comparable risks.

7.  STOCK OPTIONS AND WARRANTS

As of July 31, 1999, the Company has not adopted any stock option plans and no stock options or warrants have been granted or issued.

8.  NOTES PAYABLE

The following is a summary of notes payable as of July 31, 1999:

Line of Credit from Ravendale Financial, Inc., a stockholder of the Company, due on August 9, 2000 with interest accruing at 10.50%. Funds available from this line of credit are $50,000.

Balance:                                                              $  34,000

Non-interest bearing note payable to Southwin Financial, Ltd., a stockholder of the Company, due September 15,

2000, issued in exchange for organizational services.

Balance:                                                              $ 190,000

Total:                                                                $ 224,000

PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit          Description of Document

2                Charter and By-Laws

2.1              Articles of Incorporation Wolfstone Corporation
2.2              By-Laws Wolfstone Corporation

3                INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS
3.1              See Exhibit 2.1 "Articles of Incorporation"

5                Voting Trust Agreement

5.1              None

6                Material Contracts

6.1              Merger Agreement
6.2              Acquisition Agreement with TIP
6.3              Agreement with Southwin
6.6              Assignment of Oil and Gas Leases

7                Material Foreign Patents

7.1              None

12               Sales Materials

12.1             None

15               Additional Exhibits

15.1             None

27               FINANCIAL DATA SCHEDULE

27.1             Financial Data Schedule

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLFSTONE CORPORATION



Date: June 27, 2000.               By: /s/  Garry C. Duncan
                                       -----------------------------
                                       Garry C. Duncan, President

                                       122
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